File No. 82-5215

㊅松井証券
Matsui Securities Co., Ltd.

FEB -8 A 1:15

February 1, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000624

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Securities Report including Interim Financial Statements under Japanese GAAP for the Six Months Ended September 30, 2007
2. The 92th Fiscal Year Interim Business Report (April 1, 2007 through September 30, 2007)
3. Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Nine Months Ended December 31, 2007
4. Announcement on the Change of Dividend Policy and Dividend Payment Plan for the Year ends March 2008

If you have any further questions or requests for additional information please do not hesitate to contact Yoshiaki Kato at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or y-kato@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By ______________________

Name: Shinichi UZAWA
Title: Director, General Manager of Finance Department

(2) Non-Consolidated Business Indices

		Six months ended September 30, 2005	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2006	Year ended March 31, 2007
Operating revenues [Commissions]	(Millions of Yen)	22,463 [16,242]	21,625 [13,513]	22,095 [13,125]	57,072 [42,477]	43,691 [26,936]
Net operating revenues	(Millions of Yen)	21,067	20,154	20,209	54,150	40,708
Ordinary income	(Millions of Yen)	14,022	11,202	11,618	37,052	22,709
Net Income	(Millions of Yen)	7,835	6,579	7,274	20,644	13,449
Capital stock	(Millions of Yen)	11,681	11,825	11,936	11,750	11,922
Total shares outstanding	(1,000 shares)	268,017	268,824	269,231	268,281	269,183
Net assets	(Millions of Yen)	54,224	67,975	75,475	67,581	75,222
Total assets	(Millions of Yen)	813,880	830,908	675,871	1,067,143	839,414
Interim/Annual dividends per share	(Yen)	0.00	0.00	0.00	23.09	23.00
Equity ratio	(%)	6.7	8.2	11.2	6.3	9.0
Capital adequacy ratio	(%)	418.5	433.7	586.4	346.0	432.9
Number of employees [Average temporary staff]		135 [64]	112 [162]	111 [218]	125 [83]	108 [199]

Note:

1. Capital adequacy ratio as of March 31, 2006 and 2007 are calculated with appropriated retained earnings being deduced from Tier I Capital.
2. The Company split its stock three-for-one on May 17, 2005.
3. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8) for the six months ended September 30, 2006 and the following fiscal periods.

2 Business of the Company's Group

There have not been significant changes in the business of the Company's group in the six months ended September 30, 2007. There have not been significant changes in the business of the Company's major affiliates for the six months ended September 30, 2007 neither.

3 Affiliated Companies

There have not been changes in the combination of the affiliate companies in the six months ended September 30, 2007.

4 Employees

(1) Consolidated Company

The Company and its consolidated company employ 112 employees and 221 temporary employees.

(2) Non-consolidated Company

The Company employs 111 employees and 218 temporary employees.

(3) Employees' union

The Company has been maintaining a good relationship with the Matsui Securities Co., Ltd. Employees' Union.

Part 2 Outlook for the Company's business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

There have not been significant changes in the problems and challenges to the Company's group (the Company and its affiliate companies) in the six months ended September 30, 2007.

3 Significant Contracts for the Company's Business

No relevant items.

4 Research and Development

No relevant items.

Part 3 Equipment

1 Major Equipment

There have not been significant changes in the Company's equipment in the six months ended September 30, 2007.

2 Plans to purchase or dispose equipment

There have not been significant changes during the six months ended September 30, 2007 in the plans to purchase or dispose equipment as of March 31, 2007.

There have not been any significant plans newly introduced in the six months ended September 30, 2007.

Part 4 Corporate Profiles

1 Details of Shares

(1) Total Number of Shares

(i)Total Number of Shares Authorized

Total Number of Shares Authorized	
Common Stock	1,050,000,000
Total	1,050,000,000

(ii) Total Number of Shares Outstanding

	Total Number of Shares Outstanding		Stock Exchanges Listed	Note
	As of September 30, 2007	As of December 27,2007 (Date of Filing)		
Common Stock	269,231,402	269,232,902	Tokyo Stock Exchange (First Section)	—
Total	269,231,402	269,232,902	—	—

Note: The number of shares outstanding as of December 27, 2007 does not include those shares issued as a result of the exercise of new-share purchase rights in the period December 1, 2007 to December 27, 2007.

(2) New-Share Purchase Rights

(i) New-share purchase rights

Special resolution of general shareholders' meeting (June 16, 2002)		
	As of September 30, 2007	As of November 30, 2007 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	269	15
Number of new-share purchase rights held by the Company	—	
Shares on which the new-share purchase rights will be exercised	Common Stock	Common Stock
Number of shares to be issued by the new-share purchase rights	80,700	4,500
Total value of payment	Total: 45,111,300 Yen (559 Yen per share)	Total: 2,515,500 Yen (559 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2010	
Price of issuance and value to be capitalized as common stock	Price of Issuance: 559 Yen Value to be capitalized as common stock: 280 Yen	
Conditions of exercise	※Note	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.	
Alternative payment on the exercise of the rights	—	
Grant of rights due to corporate reorganization	—	

Note: (1) Persons granted with new-share purchase right must be in the position of directors, auditors or employees of the Company or its subsidiaries at the time of the exercise of the rights.
The exemption of this is the case where the persons have retired from directors, auditors or employees of the Company or its subsidiaries by the expiration of their term or reaching their retiring age.
(2) In case the persons granted with new-share purchase rights die, the heirs of them can exercise the rights.
(3) Disposition of the rights including pawning is to be denied.
(4) Other conditions will be given in the stock option contracts.

Special resolution of general shareholders' meeting (June 22, 2003)		
	As of September 30, 2007	As of November 30, 2007 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	247	106
Number of new-share purchase rights held by the Company	—	
Shares on which the new-share purchase rights will be exercised	Common Stock	Common Stock
Number of shares to be issued by the new-share purchase rights	74,100	31,800
Total value of payment	41,051,400 Yen (554 Yen per share)	Total 17,617,200 Yen (554 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2008	
Price of issuance and value to be capitalized as common stock	Price of Issuance: 554 Yen Value to be capitalized as common stock: 277 Yen	
Conditions of exercise	※Note	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.	
Alternative payment on the exercise of the rights	—	
Grant of rights due to corporate reorganization	—	

Note: (1) Persons granted with new-share purchase right must be in the position of directors, auditors or employees of the Company or its subsidiaries at the time of the exercise of the rights.
The exemption of this is 1) the case where the persons have retired from directors, auditors or employees of the Company or its subsidiaries by the expiration of their term or reaching their retiring age and 2) the case where the persons have reasonable conditions.
(2) In case the persons granted with new-share purchase rights die, the heirs of them can exercise the rights.
(3) Disposition of the rights including pawning is to be denied.
(4) Other conditions will be determined by the resolution of the board of directors.

Special resolution of general shareholders' meeting (June 27, 2004)		
	As of September 30, 2007	As of November 30, 2007 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	1,645	1,590
Number of new-share purchase rights held by the Company	—	
Shares on which the new-share purchase rights will be exercised	Common Stock	Common Stock
Number of shares to be issued by the new-share purchase rights	493,500	477,000
Total value of payment	Total: 600,589,500 Yen (1,217 Yen per share)	Total: 580,509,000 Yen (1,217 Yen per share)
Period of exercise of rights	From July 15, 2006 to July 14, 2009	
Price of issuance and value to be capitalized as common stock	Price of Issuance: 1,217 Yen Value to be capitalized as common stock: 609 Yen	
Conditions of exercise	※Note	
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.	
Alternative payment on the exercise of the rights	—	
Grant of rights due to corporate reorganization	—	

Note: (1) Persons granted with new-share purchase right must be in the position of directors, auditors or employees of the Company or its subsidiaries at the time of the exercise of the rights.
The exemption of this is 1) the case where the persons have retired from directors, auditors or employees of the Company or its subsidiaries by the expiration of their term or reaching their retiring age and 2) the case where the persons have reasonable conditions.
(2) In case the persons granted with new-share purchase rights die, the heirs of them can exercise the rights.
(3) Disposition of the rights including pawning is to be denied.
(4) Other conditions will be determined by the resolution of the board of directors.

(ii) Bonds with new-share purchase rights

Zero Coupon Convertible Bond due 2011 (Issued on November 17, 2003)		
	As of September 30, 2007	As of November 30, 2007 (Last day of the month prior to the month of filing)
Number of new-share purchase rights	19,900	19,900
Number of new-share purchase rights held by the Company	—	
Shares on which the new-share purchase rights will be exercised	Common Stock	Common Stock
Number of shares to be issued by the new-share purchase rights	31,983,285	31,983,285
Total value of payment	39,800,000,000 Yen (2 million yen per one new-share purchase right 1,244.4 Yen per share)	39,800,000,000 Yen (2 million yen per one new-share purchase right 1,244.4 Yen per share)
Period of exercise of rights	From December 1, 2003 to March 17, 2011	
Price of issuance and value to be capitalized as common stocks	Price of Issuance: 1,244.4 Yen Value to be capitalized as common stock: 623 Yen	
Conditions of exercise	New-share purchase rights of each bond cannot be exercised partially.	
Restrictions on assignment of rights	The new-share purchase rights can not be assigned separately from the bonds.	
Alternative payment on the exercise of the rights	The amount equivalent to the bonds issued is to be treated as the fulfillment of the payment on the exercise of the rights.	
Grant of rights due to corporate reorganization	—	
Outstanding balance of bonds with new-share purchase rights (Millions of yen)	39,800	39,800

(3) Rights Plan

No relevant items.

(4) Total Number of Outstanding shares and Capital Stock

	Shares Outstanding (Number of shares)		Capital Stock (Millions of Yen)		Additional Paid in Capital (Millions of Yen)	
	Change	Outstanding amount	Change	Outstanding amount	Change	Outstanding amount
From April 1, 2007 to September 30, 2007	48,900	269,231,402	14	11,936	14	9,784

Note: As a result of the exercise of new-share purchase rights of stock options, during the period from April 1, 2007 to September 30, 2007, the shares outstanding increased by 1,500 shares, Capital increased by 0 million yen and additional paid in capital increased by 0 million yen.

(5) Principal Shareholders

(As of September 30, 2007)

Name	Address	Shares held (Thousands of shares)	Percentage of shares held to the total shares outstanding (%)
Chizuko Matsui	Bunkyo-ku, Tokyo, Japan	69,700	25.89
Michio Matsui	Bunkyo-ku, Tokyo, Japan	31,864	11.84
Shokosha Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	24,391	9.06
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	10,692	3.97
Goldman Sachs International (Standing proxy: Goldman Sachs Japan Co., Ltd.)	133 Fleet Street London EC4A 2BB, U.K. (Roppongi Hills Mori Tower, 6-10-1, Roppongi Minato-ku, Tokyo, Japan)	5,506	2.05
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan	4,834	1.80
Chase Manhattan Bank GTS Clients Account Escrow (Standing proxy: Mizuho Corporate Bank, Limited. Kabutocho Securities Settlement Office)	5th Floor, Trinity Tower 9, Thomas More Street London, E1W 1YT, United Kingdom (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo, Japan)	4,498	1.67
Michitaro Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Chiaki Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Yuma Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Total	—	164,654	61.16

Note: Because the Company can not confirm the number of shares held by The Master Trust Bank of Japan, Ltd for their trustee businesses, the Company does not show these numbers.

The Company has received an "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated May 8, 2007 filed by UBS Securities Japan Ltd, Tokyo Branch and other 3 companies reporting that they jointly hold our shares as of April 30, 2007 as follows. However, these numbers are not included in the table above because we are not able to confirm the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares held (Thousands of shares)	Percentage of shares held to the total shares outstanding (%)
UBS Securities Japan Ltd, Tokyo Branch	Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku, Tokyo	307	0.11
UBS AG, Tokyo Branch	Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku, Tokyo	※1 7,843	2.84
UBS O'Connor LLC	10th North Wacker Drive, 32nd Floor, Chicago, Illinois, 60606 USA	※2 1,915	0.70
UBS Securities LLC	2711 Centerville Road, Suite 400, Wilmington DE 19808 Delaware, USA	1	0.00

Note:

1. 6,618 thousand of potential common stock is included.

2. 2,988 thousand of potential common stock is included.

The Company has received an "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated May 22, 2007 filed by Barclays Global Investors Japan Trust & Banking Co., Ltd. and other 7 companies reporting that they jointly hold our shares as of May 15, 2007 as follows. However, these numbers are not included in the table above because we are not able to confirm the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares held (Thousands of shares)	Percentage of shares held to the total shares outstanding (%)
Barclays Global Investors Japan Trust & Banking Co., Ltd.	1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan	1,511	0.56
Barclays Global Investors Japan Limited	1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan	2,743	1.02
Barclays Global Investors, N. A.	45 Fremont Street, San Francisco, CA 94105, United States of America	3,569	1.33
Barclays Global Fund Advisors	45 Fremont Street, San Francisco CA 94105, United States of America	502	0.19
Barclays Global Investors Ltd	1 Royal Mint Court, London EC3N 4HH	769	0.29
Barclays Capital Securities Ltd	5 The North Colonnade, Canary Wharf, London E14 4BB, England	21	0.01
Barclays Capital Japan Ltd	2-2-2, Otemachi, Chiyoda-ku, Tokyo	875	0.33
Barclays Capital Inc	CT Corporation System, 1 Commercial Plaza, Hartford, Connecticut 06103 United States of America	—	0.00

The Company has received an "Amendment Report on the Report as to Acquisition of Large Proportion of Shares" dated October 3, 2007 filed by Fidelity Investments Japan Limited and other 1 company reporting that they jointly hold our shares as of September 26, 2007 as follows. However, these numbers are not included in the table above because we are not able to confirm the number of shares they hold as of the end of this interim fiscal period.

Name	Address	Shares held (Thousands of shares)	Percentage of shares held to the total shares outstanding (%)
Fidelity Investments Japan Limited	Shiroyama Trust Tower, 4-3-1, Toranomon, Minato-ku, Tokyo, Japan	16,051	5.96
FMR Corp	82 Devonshire Street, Boston, Massachusetts 02109, USA	12,411	4.61

(6) Voting rights

(i)Outstanding shares

(As of September 30, 2007)

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights (Treasury stock)	—	—
Shares with limited voting rights (Other than treasury stock)	—	—
Shares with full voting rights (Treasury stock)	(Treasury stock) Common stock 31,900	—
Shares with full voting rights (Other than treasury stock)	Common stock 269,186,700	2,691,867
Odd lot shares (1 lot = 100 shares)	Common stock 12,802	—
Total number of shares outstanding	269,231,402	—
Total number of voting rights	—	2,691,867

Note:

1. 800 shares (8 voting rights) under the title of Japan Securities Depositary Center Inc. and 268,100 shares (2,681 voting rights) of securities bought by customers using money loaned from the Company's own fund are included in "Securities with unlimited voting rights."
2. 20 treasury shares are included in odd lot shares.

(ii) Treasury Stock

(As of September 30, 2007)

Name of the shareholders	Address	Treasury stock held by the Company's own name	Treasury stock held by other person's name	Total Number of shares held	Percentage of shares held to the total number of outstanding shares (%)
(Treasury stock held by the Company) Matsui Securities Co., Ltd.	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	31,900	—	31,900	0.01
Total	—	31,900	—	31,900	0.01

2 Price of Shares

Monthly highest and lowest prices for the six months ended September 30, 2007

	April 2007	May 2007	June 2007	July 2007	August 2007	September 2007
Highest (Yen)	1,038	1,012	1,161	1,133	1,064	962
Lowest (Yen)	854	886	955	973	895	767

Note: 1. The highest and lowest prices are quoted on the 1st section of the Tokyo Stock Exchange.

3 Executives

The changes in the executives after June 25, 2007 when the Company filed its Annual Securities report for the year ended March 31, 2007 are as follows.

Present title	Former title	Name	Date of change
Director (General Manager of Dept. of General Affairs. and Director in charge of Compliance)	Director (General Manager of Dept. of General Affairs. and Director in charge of Compliance and Risk Management)	Toshimasa SEKINE	August 1, 2007
Director (Manager of Corporate Services Dept.)	Director (Director in charge of Corporate Services Dept.)	Akihiro ICHIMURA	August 29, 2007
Director(Director in charge of Marketing Dept.)	Director(General Manager of IR Office and Director in charge of Marketing Dept.)	Akira WARITA	December 27, 2007

4 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Six months ended September 30, 2006	Brokerage commissions	12,124	—	71	39	12,234
	Underwriting and selling commissions	37	—	—	—	37
	Subscription and distribution commissions	2	—	—	—	2
	Others	444	—	3	793	1,240
	Total	12,607	—	74	833	13,513
Six months ended September 30, 2007	Brokerage commissions	11,732	—	59	47	11,838
	Underwriting and selling commissions	7	—	—	—	7
	Subscription and distribution commissions	1	—	—	—	1
	Others	367	—	4	908	1,279
	Total	12,107	—	63	955	13,125

(2) Net Gain (loss) on Trading

(Millions of Yen)

	Six months ended September 30, 2006			Six months ended September 30, 2007		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Stocks	(81)	—	(81)	(1)	(1)	(2)
Bonds and others	4	(0)	4	4	0	4
Bonds	—	—	—	—	—	—
Others	4	(0)	4	4	0	4
Total	(77)	(0)	(77)	3	(1)	2

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

(i) Stocks

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Six months ended September 30, 2006	13,713,252	14,994	13,728,245
Six months ended September 30, 2007	10,343,978	2,151	10,346,129

(Margin Trading)

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Six months ended September 30, 2006	8,813,623	—	8,813,623
Six months ended September 30, 2007	6,653,786	—	6,653,786

(ii) Bonds

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Six months ended September 30, 2006	—	—	—
Six months ended September 30, 2007	—	—	—

(iii) Beneficiary Certificates

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Six months ended September 30, 2006	79,497	95	79,592
Six months ended September 30, 2007	55,894	10	55,905

(iv) Others

(Millions of Yen)

	New-share purchase rights and others	Commercial paper	Others	Total
Six months ended September 30, 2006	—	—	10,606	10,606
Six months ended September 30, 2007	—	—	7,443	7,443

(Brokerage)

(Millions of Yen)

	New-share purchase rights and others	Commercial paper	Others	Total
Six months ended September 30, 2006	—	—	10,606	10,606
Six months ended September 30, 2007	—	—	7,443	7,443

※ "Others" are covered warrants.

[2] Futures Trading

(i)Stocks-related

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2006	9,668,971	3,380	20,654,810	12,894	30,340,055
Six months ended September 30, 2007	27,225,965	983	24,499,707	6,543	51,733,198

(ii) Bonds-related

(Millions of Yen)

	Futures Trading		Option Trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Six months ended September 30, 2006	—	—	—	—	—
Six months ended September 30, 2007	—	—	—	—	—

[3] Underwriting and selling, subscription and distribution and private offering

(i)Stocks

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2006	1,080	1,080	134	—	—
Six months ended September 30, 2007	312	312	93	—	—

(ii) Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2006	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—
Six months ended September 30, 2007	Government bonds	—	—	—	—	—
	Municipal bonds	—	—	—	—	—
	Special bonds	—	—	—	—	—
	Corporate bonds	—	—	—	—	—
	Foreign bonds	—	—	—	—	—
	Total	—	—	—	—	—

(iii)Beneficiary certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2006	—	—	1,528	—	—
Six months ended September 30, 2007	—	—	1,719	—	—

(iv) Others

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Six months ended September 30, 2006	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—
Six months ended September 30, 2007	Commercial Papers	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—

Note: The format of tables has been changed from this semi annual securities report.

"Underwriting" represents value of securities newly-issued and securities offered for selling where the Company takes risk of underwriting. "Selling" represents value of securities sold which are offered for selling. The values for the six months ended September 30, 2006 are presented following this manner.

[4] Capital Adequacy Ratio

(Millions of Yen)

		As of September 30, 2006	As of September 30, 2007
Tier I Capital	①	67,293	75,468
Tier II Capital	Net unrealized gain on investment	681	6
	Statutory reserves	3,097	3,577
	Allowance for doubtful accounts	280	379
	Long-term subordinated debts	–	–
	Short-term subordinated debts	–	–
	Total ②	4,059	3,963
Assets to be deducted from equity capital	③	6,566	7,731
Equity capital after deduction	①+②−③ (A)	64,786	71,700
Risk	Market risk	155	11
	Counter party risk	10,257	7,575
	Basic risk	4,524	4,638
	Total (B)	14,937	12,225
Capital adequacy ratio	(A)／(B)×100 (%)	433.7	586.4

Note: Values are rounded down to the nearest million yen.

Note: The format of tables has been changed in some parts of "Part 4-(4) Operation of Business" from this semi annual securities report.

Part 5 Financial Status

1 Presentation of Interim Financial Statements

(1) Consolidated Interim Financial Statements

Pursuant to the "Regulations of Consolidated Interim Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and its Article 48 and 69, the consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance concerning Financial Instruments and Exchange Law" (Cabinet Office Ordinance No. 52, 2007) and the "Uniform Accounting Standards of Securities Business" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974) along with the "Regulations of Consolidated Interim Financial Statements".

The consolidated interim financial statements for the six months ended September 30, 2006 have been prepared in accordance with the former Regulations of Consolidated Interim Financial Statements and its Article 48 and 69, the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974). The consolidated interim financial statements for the six months ended September 30, 2007 have been prepared according to the current Regulations of Consolidated Interim Financial Statements.

(2) The non-consolidated Interim Financial Statements

Pursuant to the "Regulations of Interim Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and its Article 38 and 57, the non-consolidated interim financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance concerning Financial Instruments and Exchange Law" (Cabinet Office Ordinance No. 52, 2007) and the "Uniform Accounting Standards of Securities Business" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974) along with the "Regulations of Interim Financial Statements".

The non-consolidated interim financial statements for the six months ended September 30, 2006 have been prepared in accordance with the former Regulations of Interim Financial Statements and its Article 48 and 69, the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974). The non-consolidated interim financial statements for the six months ended September 30, 2007 have been prepared according to the current Regulations of Interim Financial Statements.

(3) Presentation of Amounts

The amounts presented in the consolidated and non-consolidated interim financial statements are rounded to the nearest million Yen.

2 Audit Reports

The consolidated and non-consolidated interim financial statements for the six months ended September 30, 2006 were audited by PricewaterhouseCoopers Aarata based on the Article 193-2 of Japanese Securities Law. The consolidated and non-consolidated interim financial statements for the six months ended September 30, 2007 were audited by PricewaterhouseCoopers Aarata based on the Article 193-2-1 of Financial Instruments and Exchange Law.

Notice to readers:

The accompanying consolidated and non-consolidated interim financial statements have been prepared in accordance with the proviso set forth in the Corporation Law of Japan and the Financial Instruments and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financing Reporting Standards.

The consolidated and non-consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated interim financial statements and others

(1) Consolidated interim financial statements

[1] Consolidated interim balance sheets

Item	Note	September 30, 2006			September 30, 2007			March 31, 2007		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current Assets										
Cash and bank deposits			26,931			22,412			16,137	
Cash segregated as deposits			262,006			234,012			268,026	
Cash in trust			75,000			51,100			75,700	
Trading assets:			–			914			1	
Trading securities and others		–			36			1		
Derivatives		–			878			–		
Net receivables arising from pre-settlement date trades			13			0			174	
Margin account assets:			433,832			315,981			433,446	
Loans receivable from customers		430,208			314,360			430,420		
Cash deposited as collateral for securities borrowed from securities finance companies		3,624			1,620			3,026		
Receivables on collateralized securities transactions:			1,773			447			1,508	
Cash deposited as collateral for securities borrowed		1,773			447			1,508		
Receivables from customers and others			61			108			34	
Short-term guarantee deposits			16,920			34,760			28,436	
Others			7,435			9,204			8,870	
Allowance for doubtful accounts			(281)			(379)			(281)	
Total current assets			823,689	99.1		668,558	98.9		832,051	99.1
II Fixed assets										
1 Tangible fixed assets	※1		1,083	0.1		1,004	0.2		1,043	0.1
2 Intangible assets			2,944	0.4		3,395	0.5		2,949	0.4
Software		2,917			3,376			2,926		
Others		27			19			23		
3 Investments and others			3,263	0.4		2,981	0.4		3,433	0.4
Investment securities		1,691			361			1,882		
Others		2,182			3,837			2,179		
Allowance for doubtful accounts		(610)			(1,217)			(628)		
Total fixed assets			7,290	0.9		7,380	1.1		7,424	0.9
Total assets			830,979	100.0		675,939	100.0		839,475	100.0

Item	Note	September 30, 2006 Millions of Yen		%	September 30, 2007 Millions of Yen		%	March 31, 2007 Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading liabilities:			–			655			–	
Trading securities and others		–			10			–		
Derivatives		–			645			–		
Margin account liabilities:			102,107			38,466			79,476	
Loans from securities finance companies	※2	69,549			13,585			47,081		
Proceeds of securities sold on customers' account		32,558			24,880			32,396		
Payables on collateralized securities transactions:			86,234			42,505			86,038	
Cash deposits as collateral for securities loaned		86,234			42,505			86,038		
Deposits received			137,337			131,549			146,842	
Guarantee money received			174,435			164,161			171,506	
Suspense account for undelivered securities			16			32			–	
Short-term borrowings			119,915			95,810			157,093	
Commercial paper			8,000			–			1,000	
Bonds due within one year			10,000			–			–	
Accrued income taxes			3,977			5,745			4,917	
Accrued bonuses			69			63			82	
Others			2,433			2,831			2,284	
Total current liabilities			644,523	77.5		481,816	71.3		649,238	77.3
II Long-term liabilities										
Bonds			40,000			40,000			40,000	
Convertible bonds			39,800			39,800			39,800	
Long-term borrowings			35,310			35,000			31,550	
Reserve for retirement bonuses for directors and auditors			206			206			206	
Others			0			0			0	
Total long-term liabilities			115,316	13.9		115,006	17.0		111,556	13.3
III Statutory reserves										
Reserve for securities transactions	※4		3,098			3,577			3,399	
Total statutory reserves			3,098	0.4		3,577	0.5		3,399	0.4
Total liabilities			762,937	91.8		600,400	88.8		764,194	91.0

Item	Note	September 30, 2006		September 30, 2007		March 31, 2007	
		Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
(Net assets)							
I Shareholders' equity							
Common stock		11,825		11,936		11,922	
Capital surplus		9,673		9,784		9,770	
Earned surplus		45,885		53,835		52,747	
Treasury stock		(22)		(22)		(22)	
Total shareholders' equity		67,361	8.1	75,532	11.2	74,417	8.9
II Valuation and translation adjustments							
Net unrealized gain (loss) on investment securities, net of taxes		681		6		865	
Total valuation and translation adjustments		681	0.1	6	0.0	865	0.1
Total net assets		68,042	8.2	75,539	11.2	75,281	9.0
Total liabilities and net assets		830,979	100.0	675,939	100.0	839,475	100.0

[2] Consolidated interim statements of income

		Six months ended September 30, 2006			Six months ended September 30, 2007			Year ended March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
Ⅰ Operating revenues										
Commissions			13,513			13,125			26,936	
Brokerage commissions		12,234			11,838			24,386		
Underwriting and selling commissions		37			7			58		
Subscription and distribution commissions		2			1			24		
Others		1,240			1,279			2,468		
Net gain (loss) on trading			(77)			2			(73)	
Interest and dividend income			8,188			8,968			16,828	
Total operating revenues			21,625	100.0		22,095	100.0		43,691	100.0
Ⅱ Interest expenses			1,471			1,886			2,984	
Net operating revenues			20,154	93.2		20,209	91.5		40,708	93.2
Ⅲ Selling, general and administrative expenses										
Transaction related expenses		2,674			2,291			5,182		
Employees' compensation and benefits	※1	951			1,125			1,998		
Occupancy and rental		182			219			409		
Data processing and office supplies		4,403			3,542			8,848		
Depreciation		593			557			1,252		
Duties and taxes other than income taxes		152			141			284		
Provision of allowance for doubtful accounts		–			687			–		
Others		138			99			186		
Total selling, general and administrative expenses			9,092	42.0		8,662	39.2		18,160	41.6
Operating income			11,061	51.2		11,547	52.3		22,547	51.6
Ⅳ Non-operating income										
Compensation income for damages		94			6			96		
Dividend income		56			58			63		
Others		8			20			38		
Total non-operating income			157	0.7		84	0.4		196	0.5
Ⅴ Non-operating expenses										
Others		12			9			24		
Total non-operating expenses			12	0.1		9	0.1		24	0.1
Ordinary income			11,207	51.8		11,623	52.6		22,720	52.0

Item	Note	Six months ended September 30, 2006 Millions of Yen		%	Six months ended September 30, 2007 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		–			1,110			332		
Reversal of allowance for doubtful accounts		218			–			200		
Total special profits			218	1.0		1,110	5.0		532	1.2
Ⅶ Special losses										
Loss on sales and disposals of property and equipment	※2	0			0			22		
Provision for statutory reserves		302			178			604		
Devaluation loss on telephone subscription rights		0			–			0		
Others		–			0			51		
Total special losses			303	1.4		178	0.8		677	1.5
Income before income taxes			11,123	51.4		12,555	56.8		22,575	51.7
Income taxes - current		3,916			5,668			8,720		
Income taxes - deferred		625	4,541	21.0	(392)	5,276	23.9	411	9,130	20.9
Net income			6,582	30.4		7,279	32.9		13,444	30.8

[3] Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current term					
Issuance of new shares	75	75			150
Dividends from earned surplus			(6,194)		(6,194)
Net income			6,582		6,582
Purchase of treasury stock				(0)	(0)
Net change of items other than Shareholders' equity					
Total changes of items in the current term	75	75	388	(0)	537
Balance as of September 30, 2006	11,825	9,673	45,885	(22)	67,361

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,645
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,582
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	(141)	(141)	(141)
Total changes of items in the current term	(141)	(141)	397
Balance as of September 30, 2006	681	681	68,042

(Six months ended September 30, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417
Changes in the current term					
Issuance of new shares	14	14			27
Dividends from earned surplus			(6,190)		(6,190)
Net income			7,279		7,279
Purchase of treasury stock				(0)	(0)
Net change of items other than Shareholders' equity					
Total changes of items in the current term	14	14	1,089	(0)	1,116
Balance as of September 30, 2007	11,936	9,784	53,835	(22)	75,532

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2007	865	865	75,281
Changes in the current term			
Issuance of new shares			27
Dividends from earned surplus			(6,190)
Net income			7,279
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	(858)	(858)	(858)
Total changes of items in the current term	(858)	(858)	257
Balance as of September 30, 2007	6	6	75,539

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current year					
Issuance of new shares	172	172			344
Dividends from earned surplus			(6,194)		(6,194)
Net income			13,444		13,444
Purchase of treasury stock				(0)	(0)
Net change of items other than Shareholders' equity					
Total changes of items in the current year	172	172	7,250	(0)	7,593
Balance as of March 31, 2007	11,922	9,770	52,747	(22)	74,417

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,645
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,444
Purchase of treasury stock			(0)
Net change of items other than Shareholders' equity	43	43	43
Total changes of items in the current year	43	43	7,636
Balance as of March 31, 2007	865	865	75,281

[4] Consolidated interim statements of cash flows

		Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Item	Note	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		11,123	12,555	22,575
Depreciation and amortization		593	557	1,252
Net change in allowance for doubtful accounts		(260)	687	(242)
Net change in accrued bonuses		(314)	(18)	(301)
Net change in reserve for securities transactions		302	178	604
Interest and dividend income		(891)	(1,405)	(2,068)
Interest expenses		843	1,287	1,842
Interest income on margin transactions		(7,247)	(7,521)	(14,666)
Interest expenses on margin transactions		529	508	983
Loss on sales and disposals of property and equipment		0	0	22
Devaluation loss on telephone subscription rights		0	–	0
Gain on sales of investment securities		—	(1,110)	(332)
Net change in deposits segregated for customers		59,999	34,014	53,991
Net change in cash in trust		(14,000)	3,000	(15,000)
Net change in trading assets		—	(258)	(1)
Net change in net receivables and payables arising from pre-settlement date trades		692	173	531
Net change in margin assets and liabilities		60,519	76,454	38,274
Net change in receivable on collateralized securities transactions		(27)	1,061	239
Net change in deposits received		(18,136)	(15,293)	(8,631)
Net change in cash collateral for securities loaned		(66,886)	(43,534)	(67,082)
Net change in guarantee deposits received		(21,800)	(7,345)	(24,729)
Net change in short-term guarantee deposits		(3,854)	(6,324)	(15,370)
Others		859	(1,063)	166
Sub total		2,044	46,603	(27,942)
Interest and dividend received		890	1,450	2,043
Interest paid		(788)	(1,284)	(1,768)
Interest on margin transactions received		6,552	7,407	13,511
Interest on margin transactions paid		(512)	(494)	(964)
Income taxes paid		(11,998)	(4,847)	(15,872)
Net cash flows from operating activities		(3,812)	48,836	(30,991)

Item	Note	Six months ended September 30, 2006 Millions of Yen	Six months ended September 30, 2007 Millions of Yen	Year ended March 31, 2007 Millions of Yen
Ⅱ Cash flows from investing activities				
Payments for purchases of property and equipment		(15)	(8)	(50)
Proceeds from sales of property and equipment		–	–	22
Payments for purchases of intangible assets		(481)	(359)	(1,398)
Payments for purchases of investment securities		–	–	(10)
Proceeds from sales of investment securities		–	1,177	401
Others		(64)	4	(40)
Net cash flows from investing activities		(560)	814	(1,074)
Ⅲ Cash flows from financing activities				
Net change in short-term borrowings		(2,000)	(56,500)	33,500
Net change in commercial paper		8,000	(1,000)	1,000
Proceeds from long-term borrowings		1,000	4,000	1,000
Repayments of long-term borrowings		(2,068)	(5,333)	(4,150)
Repayment of corporate bonds		(10,003)	–	(20,007)
Proceeds from issuance of shares on the exercise of new-share purchase rights		147	27	339
Payments for purchase of treasury stock		(0)	(0)	(0)
Dividends paid		(6,176)	(6,170)	(6,183)
Net cash flows from financing activities		(11,100)	(64,976)	5,499
Ⅳ Translation difference of cash and cash equivalents		0	0	1
Ⅴ Net change in cash and cash equivalents		(15,472)	(15,325)	(26,565)
Ⅵ Cash and cash equivalents at beginning of period		102,403	75,837	102,403
Ⅶ Cash and cash equivalents at end of period	※1	86,931	60,512	75,837

Significant Accounting Policies for the Consolidated Interim Financial Statements

		Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
1	Scope of Consolidation	Number of Consolidated subsidiaries: 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.	Same as the left column.
2	Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.	Same as the left column.
3	Accounting period	The interim fiscal year of the consolidated subsidiary ends September 30, the same interim fiscal year-end as the parent company.	Same as the left column.	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.
4	Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value. (ii) Securities not classified as trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified as trading assets: Same as the left column. (ii) Securities not classified as trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable: Same as the left column. Other securities not publicly quoted are stated at cost determined on a moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest.	(1) Valuation of securities and derivatives (i) Securities and derivatives classified as trading assets: Same as the left column. (ii) Securities not classified as trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable: Same as the left column. Other securities not publicly quoted: Same as the left column. Investments in investment funds: Same as the left column. Derivatives are carried at fair value.

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	(2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies the straight-line method while the consolidated subsidiary applies the declining-balance method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (Changes in accounting policies) In accordance with revision of the Corporate Tax Law (the Law amending Income Tax Law (Law No.6, March 30, 2007) and the Government Ordinance amending Implementation Ordinance of Corporate Tax Law (Government Ordinance No.83, March 30, 2007)), the Company has changed its depreciation method of tangible fixed assets acquired on or after April 1, 2007 to the method based on the revised Corporate Tax Law. The effect of this change on the consolidated interim financial statements is immaterial. (Additional information) The Company has applied new depreciation method for the assets acquired on or before March 31, 2007. Under the new depreciation method, the assets acquired on or before March 31, 2007 are depreciated using the straight-line method for the following five years after the fiscal year when they have been depreciated to their depreciation limits that were defined under the old method. The effect of this change on the consolidated interim financial statements is immaterial.	(2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column.

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	(ii) Intangible assets The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years). (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Accounting for important lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	(ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column. (4) Accounting for important lease transactions Same as the left column.	(ii) Intangible assets Same as the left column. (3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Same as the left column. (4) Accounting for important lease transactions Same as the left column.

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
	(5) Hedge Accounting (i) Hedge accounting method Interest rate swap trades of the Company and its Subsidiary are eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings and others (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (iv) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method. (6) Other material items National and local consumption taxes are separately recorded.	(5) Hedge Accounting (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging Same as the left column. (iii) Hedging policy Same as the left column. (iv) Judgment for effectiveness of hedging Same as the left column. (6) Other material items Same as the left column.	(5) Hedge Accounting (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging Same as the left column. (iii) Hedging policy Same as the left column. (iv) Judgment for effectiveness of hedging Same as the left column. (6) Other material items Same as the left column.
5 Scope of "Cash and cash equivalents" in consolidated interim statements of cash flows	"Cash and cash equivalents" in the consolidated interim statements of cash flow is defined as liquid funds including cash in hand, current account deposits and short-term investments which are exposed to negligible risk.	Same as the left column.	"Cash and cash equivalents" in the consolidated statements of cash flow is defined as liquid funds including cash in hand, current account deposits and short-term investments which are exposed to negligible risk.

Significant Change in Accounting Policies for the Consolidated Interim Financial Statements

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" from this interim period. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 68,042 million yen. Consolidated interim financial statements are presented according to the revision of "Regulations of Consolidated Interim Financial Statements".	————	The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,281 million yen. Consolidated financial statements are presented according to the revision of "Regulations of Consolidated Financial Statements".

Reclassifications

Six months ended September 30, 2006	Six months ended September 30, 2007
"Compensation income for damages" in non-operating income, which had been previously included in "non-operating income", was stated separately from the current fiscal period. The amount of "Income from compensation for damages" for the six months ended September 30, 2006, was 3 million yen. "Dividend income" in non-operating income, which had previously been included in "others", was stated separately in the current fiscal period. The amount of "dividend income" for the six months ended September 30, 2006 was 26 million yen.	―――

Notes to Consolidated Interim Financial Statements

Notes to Consolidated interim Balance Sheets

As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
※ 1 Accumulated depreciation deducted from tangible fixed assets is 518 million yen. ※ 2 Assets collateralized: none of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounts to 5,657 million yen are collateralized for the loans from securities finance companies. 33,636 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies. ※ 3 Fair value of securities received and deposited is as follows. (1) Securities deposited (Millions of yen) ①Securities lent for customers' short position in margin trading 34,667 ②Collateralized securities for loans from securities finance companies 72,876 ③Securities loaned out in securities loaned: vs. cash transactions 99,865 ④Long-term guarantee securities deposited 4,510 ⑤Securities pledged as collateral for short-term guarantee 4,052	※ 1 Accumulated depreciation deducted from tangible fixed assets is 580 million yen. ※ 2 Assets collateralized: none of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounts to 3,565 million yen are collateralized for the loans from securities finance companies. 7,049 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies. ※ 3 Fair value of securities received and deposited is as follows. (1) Securities deposited (Millions of yen) ①Securities lent for customers' short position in margin trading 27,229 ②Collateralized securities for loans from securities finance companies 14,316 ③Securities loaned out in securities loaned: vs. cash transactions 51,344 ④Long-term guarantee securities deposited 8,104 ⑤Securities pledged as collateral for short-term guarantee 12,039	※ 1 Accumulated depreciation deducted from tangible fixed assets is 538 million yen. ※ 2 Assets collateralized: none of the assets are collateralized. Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounts to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies. ※ 3 Fair value of securities received and deposited is as follows. (1) Securities deposited (Millions of yen) ①Securities lent for customers' short position in margin trading 35,395 ②Collateralized securities for loans from securities finance companies 46,794 ③Securities loaned out in securities loaned: vs. cash transactions 97,453 ④Long-term guarantee securities deposited 3,991 ⑤Securities pledged as collateral for short-term guarantee 5,694

As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
(2) Securities received (Millions of yen) ①Securities received for customers' long position in margin trading 383,721 ②Securities borrowed from securities finance companies 3,722 ③Securities received in securities borrowed: vs. cash transactions 1,704 ④Guarantee securities received from customers 433,941 ⑤Securities received from customers as collateral for short-term guarantee 1,380	(2) Securities received (Millions of yen) ①Securities received for customers' long position in margin trading 273,772 ②Securities borrowed from securities finance companies 1,726 ③Securities received in securities borrowed: vs. cash transactions 434 ④Guarantee securities received from customers 371,944 ⑤Securities received from customers as collateral for short-term guarantee 3,032	(2) Securities received (Millions of yen) ①Securities received for customers' long position in margin trading 395,534 ②Securities borrowed from securities finance companies 3,087 ③Securities received in securities borrowed: vs. cash transactions 1,423 ④Guarantee securities received from customers 434,479 ⑤Securities received from customers as collateral for short-term guarantee 2,594
※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.	※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law.	※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.

Notes to Consolidated Interim Statements of Income

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
※1 Employees' compensation and benefits reported in the consolidated interim statements of income include 68 million yen of accrued bonuses.	※1 Employees' compensation and benefits reported in the consolidated interim statements of income include 63 million yen of accrued bonuses.	※1 Employees' compensation and benefits reported in the consolidated statements of income include 81 million yen of accrued bonuses.
※2 Breakdown of loss on sales and disposals of property and equipment is as follows.	※2 Breakdown of loss on sales and disposals of property and equipment is as follows.	※2 Breakdown of loss on sales and disposals of property and equipment is as follows.
Loss on disposal: (Millions of Yen) Software 0 Total 0	Loss on disposal: (Millions of Yen) Equipment and instruments 0 Total 0	Loss on disposal: (Millions of Yen) Equipment and instruments 0 Software 7 Total 7
Loss on sales: ――――	Loss on sales: ――――	Loss on sales: (Millions of Yen) Buildings 2 Equipment and instruments 0 Land 13 Total 15

Notes to Consolidated Interim Statements of Changes in Net Assets

(Six months ended September 30, 2006)

1 Type and number of outstanding shares and treasury stock

(Number of shares)

Type of shares	Number of shares as of March 31, 2006	Number of shares increased in the six months ended September 30, 2006	Number of shares decreased in the six months ended September 30, 2006	Number of shares as of September 30, 2006
Outstanding shares				
Common stock	268,281,485	542,304	–	268,823,789
Total	268,281,485	542,304	–	268,823,789
Treasury stock				
Common stock	31,426	205	–	31,631
Total	31,426	205	–	31,631

Note:

1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.
2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2 New-Share Purchase Rights

No relevant items.

3 Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(Six months ended September 30, 2007)

1 Type and number of outstanding shares and treasury stock

(Number of shares)

Type of shares	Number of shares as of March 31, 2007	Number of shares increased in the six months ended September 30, 2007	Number of shares decreased in the six months ended September 30, 2007	Number of shares as of September 30, 2007
Outstanding shares				
Common stock	269,182,502	48,900	–	269,231,402
Total	269,182,502	48,900	–	269,231,402
Treasury stock				
Common stock	31,836	84	–	31,920
Total	31,836	84	–	31,920

Note:

1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.
2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2 New-Share Purchase Rights

No relevant items.

3 Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(Year ended March 31, 2007)

1 Type and number of outstanding shares and treasury stock

(Number of shares)

Type of shares	Number of shares as of March 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Outstanding shares				
Common stock	268,281,485	901,017	–	269,182,502
Total	268,281,485	901,017	–	269,182,502
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note:

1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.
2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2 New-Share Purchase Rights

No relevant items.

3 Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(2) Dividends for which effective date is in the year ending March 31, 2008

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

Notes to Consolidated Interim Statements of Cash Flows

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated interim balance sheet is as follows. (As of September 30, 2006) (Millions of Yen) Cash and bank deposits 26,931 Cash in trust (※) 60,000 Cash and cash equivalents 86,931 (※) Cash in trust whose purpose is to segregate guarantee money is excluded.	※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated interim balance sheet is as follows. (As of September 30, 2007) (Millions of Yen) Cash and bank deposits 22,412 Cash in trust 51,100 Cash in trust whose purpose is to segregate guarantee money (13,000) Cash and cash equivalents 60,512	※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows. (As of March 31, 2007) (Millions of Yen) Cash and bank deposits 16,137 Cash in trust 75,700 Cash in trust whose purpose is to segregate guarantee money (16,000) Cash and cash equivalents 75,837

Notes to Lease Transactions

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Financing lease transactions other than those where title of the property is transferred to lessee.	Financing lease transactions other than those where title of the property is transferred to lessee.	Financing lease transactions other than those where title of the property is transferred to lessee.
1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)	1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen)
Acquisition cost equivalent:	Acquisition cost equivalent:	Acquisition cost equivalent:
Equipment and instruments 10	Equipment and instruments 10	Equipment and instruments 10
Total 10	Total 10	Total 10
Accumulated depreciation equivalent	Accumulated depreciation equivalent	Accumulated depreciation equivalent
Equipment and instruments 0	Equipment and instruments 2	Equipment and instruments 1
Total 0	Total 2	Total 1
Equivalent of balance at end of period	Equivalent of balance at end of period	Equivalent of balance at end of period
Equipment and instruments 10	Equipment and instruments 8	Equipment and instruments 9
Total 10	Total 8	Total 9
2 Present value of future lease payments	2 Present value of future lease payments	2 Present value of future lease payments
Within 1 year 2	Within 1 year 2	Within 1 year 2
Over 1 year 8	Over 1 year 6	Over 1 year 7
Total 10	Total 8	Total 9
3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen)	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen)	3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen)
Lease charge paid 0	Lease charge paid 1	Lease charge paid 2
Depreciation equivalent 0	Depreciation equivalent 1	Depreciation equivalent 1
Interest equivalent 0	Interest equivalent 0	Interest equivalent 0
4 Calculation method for depreciation equivalent	4 Calculation method for depreciation equivalent	4 Calculation method for depreciation equivalent
The lease term is regarded as a durable period and the residual value is regarded as zero.	Same as the left column.	Same as the left column.
5 Calculation method for interest equivalent	5 Calculation method for interest equivalent	5 Calculation method for interest equivalent
The difference between the total amount of future lease payments and the acquisition cost equivalent is regarded as the interest equivalent, which is allocated to each of the fiscal periods by using the interest method.	Same as the left column.	Same as the left column.

Notes to Securities and Derivatives Transactions

1 Details of transactions

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
1 Details and purpose of transactions The trading position of transactions classified as trading of the Company arises from dealings in its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the trading is not to earn profits for its own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit losses affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of the fluctuation of interest rates on borrowings and others.	1 Details and purpose of transactions The trading position of transactions classified as trading of the Company arises from dealings in its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the trading is not to earn profits for its own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit losses affected by changes in foreign currency exchange rates on its foreign currency settlement transactions. The Company also uses foreign exchange margin trading with other financial institution to avoid marked risk of the foreign exchange margin trading the Company offers to its customers. As for transactions not classified as trading, the Company uses interest rate swap trading to hedge the risk of the fluctuation of interest rates on borrowings and others.	1 Details and purpose of transactions The trading position of transactions classified as trading of the Company arises from dealings in its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the trading is not to earn profits for its own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit losses affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of the fluctuation of interest rates on borrowings and others.
2 Policies of transactions To manage risk of the futures trading of stocks and option trading, the Company allocates fund and position limits along with investment criteria to the dealings section. The Company does not trade directly to earn profits on its own account for the present. The criteria requires the dealing section to keep outstanding position as little as possible. As for transactions not classified as trading, the Company uses foreign exchange forward contracts and interest rate swap trading to hedge the trades based on actual demand.	2 Policies of transactions To manage risk of the futures trading of stocks and option trading, the Company allocates fund and position limits along with investment criteria to the dealings section. The Company does not trade directly to earn profits on its own account for the present. The criteria require the dealing section to keep outstanding position as little as possible. The Company uses foreign exchange forward contracts to hedge the trades based on actual demand. The Company enters into offsetting foreign margin trades with its counterparty basically for all the foreign margin trades with its customers to avoid market risk. As for transactions not classified as trading, the Company uses interest rate swap trading to hedge the trades based on actual demand.	2 Policies of transactions To manage risk of the futures trading of stocks and option trading, the Company allocates fund and position limits along with investment criteria to the dealings section. The Company does not trade directly to earn profits on its own account for the present. The criteria requires the dealing section to keep outstanding position as little as possible. As for transactions not classified as trading, the Company uses foreign exchange forward contracts and interest rate swap trading to hedge the trades based on actual demand.

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
3 Risk arising form transactions Risk arising from transactions is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease in positions resulting from trades due to fluctuations in the value of stocks, interest rates and currencies. Credit risk is the risk that is realized when the trading counterparty becomes incapable of executing the contract. As for transactions not classified as trading, risk is classified as same as that of transactions classified as trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amount and duration. As for credit risk, the Company does not anticipate significant risk because the Company selects limited financial institutions with high credibility as its business partners.	3 Risk arising form transactions Risk arising from transactions is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease in positions resulting from trades due to fluctuations in the value of stocks, interest rates and currencies. Credit risk is the risk that is realized when the trading counterparty becomes incapable of executing the contract. As for foreign exchange forward contracts the Company does not anticipate significant market risk arising from dealings because of the limited amount and duration. The Company does not anticipate significant credit risk because the Company selects limited financial institutions with high credibility as its business partners. As for foreign exchange margin trading, the Company receives guarantee money from customers and the Company sets the loss-cut rule to keep the customers' losses basically within the guarantee money, which makes the Company consider that the risk is quite small. To avoid market risk, the Company enters into offsetting trades with its counterparty basically for all the foreign margin trades with its customers to cancel out the outstanding position in substance. The Company does not anticipate significant credit risk because the Company selects limited financial institutions with high credibility as its business partners. As for transactions not classified as trading, risk is classified as same as that of transactions classified as trading.	3 Risk arising form transactions Risk arising from transactions is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease in positions resulting from trades due to fluctuations in the value of stocks, interest rates and currencies. Credit risk is the risk that is realized when the trading counterparty becomes incapable of executing the contract. As for transactions not classified as trading, risk is classified as same as that of transactions classified as trading. The Company does not anticipate significant market risk arising from dealings other than trading because of the limited amount and duration. As for credit risk, the Company does not anticipate significant risk because the Company selects limited financial institutions with high credibility as its business partners.
4 Risk Management The finance department, which is independent of the dealing section, monitors the limit of risk and positions in compliance with the risk management rules. Monitoring results are reported to the head of internal control periodically.	4 Risk Management Same as the left column.	4 Risk Management Same as the left column.

2 Securities and Derivatives

[1] Trading assets and liabilities

(i) Securities held for trading

(Millions of Yen)

	Six months ended September 30, 2006			Six months ended September 30, 2007			Year ended March 31, 2007		
	Book value (Fair value)		Net unrealized gain on those securities	Book value (Fair value)		Net unrealized gain on those securities	Book value (Fair value)		Net unrealized gain on those securities
	Assets	Liabilities		Assets	Liabilities		Assets	Liabilities	
Stock	—	—	—	36	—	(0)	1	—	—
Bonds	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	10	(0)	—	—	—
Total	—	—	—	36	10	(1)	1	—	—

(ii) Derivative trading

(Six months ended September 30, 2006)

No relevant items.

(Six months ended September 30, 2007)

	Assets		Liabilities	
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange forward contracts	5	0	—	—
Foreign exchange margin trading	61,589	878	13,913	645

Note:

1: Fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of net future cash flows.

2: Fair value of the foreign exchange margin trading is calculated with spot rate at the end of September 30, 2007.

3: The notional amounts of contracts or trading whose fair value is zero are included in "Assets".

(Year ended March 31, 2007)

No relevant items.

[2] Non-trading assets and liabilities

(i) "Other securities" whose market price is available

(Millions of Yen)

	Six months ended September 30, 2006			Six months ended September 30, 2007			Year ended March 31,2007		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Stocks	152	1,295	1,143	36	38	2	103	1,549	1,447
Bonds	–	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–	–
Total	152	1,295	1,143	36	38	2	103	1,549	1,447

(ii) Major securities which are not evaluated by market value

(Millions of Yen)

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
	Book value	Book value	Book value
"Other securities" which are not listed on securities exchanges	396	324	333

Note:

1: Securities which are not listed on securities exchanges include investment in investment funds.

(iii) Derivative transactions

(Millions of Yen)

	As of September 30, 2006		As of September 30, 2007		As of March 31, 2007	
	Contract Value	Fair value	Contract Value	Fair value	Contract Value	Fair value
Foreign exchange forward contracts	11	(0)	–	–	2	(0)

Note:

1: Fair value of the foreign exchange forward contracts is estimated based on the discounted amounts of future net cash flows.

2: The table above excludes hedging transactions.

Notes to Stock Options

(Six months ended September 30, 2006)

No relevant items.

(Six months ended September 30, 2007)

No relevant items.

(Year ended March 31, 2007)

Details of stock options

Date of resolution	June 1, 2001	June 16, 2002	June 22, 2003	June 27, 2004
Holders of rights	Directors: 8 Employees: 157	Directors: 10 Employees: 28	Directors: 10 Employees: 69	Directors: 9 Employees: 82
Types and number of shares to be issued ※	Common stock 3,081,060 shares	Common stock 1,203,000 shares	Common stock 1,209,000 shares	Common stock 1,048,500 shares
Grant date	June 6, 2001	July 1, 2002	July 9, 2003	June 28, 2004
Conditions of acquisition of rights	It is required to be a director, an auditor or an employee of the Company for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.	It is required to be a director, an auditor or an employee of the Company or its subsidiary for holders to exercise rights.
Vesting period	—	—	—	—
Exercise period	From December 1, 2003 to January 31, 2007	From July 15, 2005 to July 14, 2010	From July 15, 2005 to July 14, 2008	From July 15, 2006 to July 14, 2009
Exercise price	44	559	554	1,217
Fair value at the grant date	–	–	–	–

Note: The number of options is translated into the equivalent number of shares. The number of shares reflects the changes including stock split on the original number of shares.

Segment Information

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Per Share Information

Six months ended September 30, 2006		Six months ended September 30, 2007		Year ended March 31, 2007	
Net assets per share	253.14Yen	Net assets per share	280.60Yen	Net assets per share	279.70Yen
Net income per share	24.51 Yen	Net income per share	27.04 Yen	Net income per share	50.02 Yen
Fully diluted earnings per share	21.90 Yen	Fully diluted earnings per share	24.16 Yen	Fully diluted earnings per share	44.73 Yen

Note: Calculation basis of per share information is as follows:

1. Net assets per share

Items	September 30, 2006	September 30, 2007	March 31, 2007
Total net assets on the balance sheets (Millions of Yen)	68,042	75,539	75,281
Net assets attributed to common stock (Millions of Yen)	68,042	75,539	75,281
Breakdown of difference (Millions of Yen)	—	—	—
Number of common stock outstanding (Thousands of shares)	268,824	269,231	269,183
Number of common stock held in treasury (Thousands of shares)	32	32	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	268,792	269,199	269,151

2. Net income and fully diluted earnings per share

Items	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Net income on the statements of income (Millions of Yen)	6,582	7,279	13,444
Net income attributed to common stock (Millions of Yen)	6,582	7,279	13,444
Net income not attributed to common stock (Millions of Yen)	—	—	—
Average number of common stock outstanding (Thousands of shares)	268,484	269,189	268,771
Breakdown of increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares) New share purchase rights (Thousands of shares)	32,019	32,055	31,783
Increase of common stock (Thousands of shares)	32,019	32,055	31,783
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	1 class of new-share purchase rights. Residual securities: 561,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	1 class of new-share purchase rights. Residual securities: 493,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"	1 class of new-share purchase rights. Residual securities: 549,000 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"

Subsequent Events

No relevant items.

(2) Others

No relevant items.

2 Non-consolidated interim financial statements and others

(1) Non-consolidated interim financial statements

[1] Non-consolidated interim balance sheets

		September 30, 2006			September 30, 2007			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current Assets										
Cash and bank deposits			26,737			22,179			15,914	
Cash segregated as deposits			262,006			234,012			268,026	
Cash in trust			75,000			51,100			75,700	
Trading assets:			–			914			1	
Trading securities and others		–			36			1		
Derivatives		–			878			–		
Net receivables arising from pre-settlement date trades			13			0			174	
Margin account assets:			433,832			315,981			433,446	
Loans receivable from customers		430,208			314,360			430,420		
Cash deposited as collateral for securities borrowed from securities finance companies		3,624			1,620			3,026		
Receivables on collateralized securities transactions:			1,773			447			1,508	
Cash deposited as collateral for securities borrowed		1,773			447			1,508		
Receivables from customers and others			61			108			34	
Short-term guarantee deposits			16,920			34,760			28,436	
Others			7,433			9,203			8,868	
Allowance for doubtful accounts			(281)			(379)			(281)	
Total current assets			823,494	99.1		668,324	98.9		831,825	99.1
II Fixed assets										
1 Tangible fixed assets	※1		758	0.1		721	0.1		758	0.1
2 Intangible assets			2,944	0.4		3,395	0.5		2,949	0.3
Software		2,917			3,376			2,926		
Others		27			19			23		
3 Investments and others			3,712	0.4		3,430	0.5		3,882	0.5
Investment securities		1,691			361			1,882		
Shares of affiliated companies		450			450			450		
Others		2,181			3,837			2,178		
Allowance for doubtful accounts		(610)			(1,217)			(628)		
Total fixed assets			7,415	0.9		7,546	1.1		7,588	0.9
Total assets			830,908	100.0		675,871	100.0		839,414	100.0

		September 30, 2006			September 30, 2007			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading liabilities:			–			655			–	
Trading securities and others		–			10			–		
Derivatives		–			645			–		
Margin account liabilities:			102,107			38,466			79,476	
Loans from securities finance companies	※2	69,549			13,585			47,081		
Proceeds of securities sold on customers' account		32,558			24,880			32,396		
Payables on collateralized securities transactions:			86,234			42,505			86,038	
Cash deposits as collateral for securities loaned		86,234			42,505			86,038		
Deposits received			137,337			131,549			146,841	
Guarantee money received			174,435			164,161			171,506	
Suspense account for undelivered securities			16			32			–	
Short-term borrowings			119,915			95,810			157,093	
Commercial paper			8,000			–			1,000	
Bonds due within one year			10,000			–			–	
Accrued income taxes			3,975			5,744			4,917	
Accrued bonuses			68			63			82	
Others			2,432			2,828			2,283	
Total current liabilities			644,520	77.5		481,813	71.3		649,236	77.3
II Long-term liabilities										
Bonds			40,000			40,000			40,000	
Convertible bonds			39,800			39,800			39,800	
Long-term borrowings			35,310			35,000			31,550	
Reserve for retirement bonuses for directors and auditors			206			206			206	
Total long-term liabilities			115,316	13.9		115,006	17.0		111,556	13.3
III Statutory reserves										
Reserve for securities transactions	※4		3,098			3,577			3,399	
Total statutory reserves			3,098	0.4		3,577	0.5		3,399	0.4
Total liabilities			762,933	91.8		600,396	88.8		764,192	91.0

		September 30, 2006			September 30, 2007			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Net assets)										
I Shareholders' equity										
1 Common stock			11,825	1.4		11,936	1.8		11,922	1.4
2 Capital surplus										
(1) Additional paid-in capital		9,673			9,784			9,770		
Total capital surplus			9,673	1.2		9,784	1.4		9,770	1.2
3 Earned surplus										
(1) Earned surplus reserves		159			159			159		
(2) Other earned surplus										
Special purpose reserves		4,250			4,250			4,250		
Earned surplus carried forward		41,409			49,363			48,279		
Total earned surplus			45,818	5.5		53,771	8.0		52,688	6.3
4 Treasury stock			(22)	(0.0)		(22)	(0.0)		(22)	(0.0)
Total shareholders' equity			67,294	8.1		75,468	11.2		74,357	8.9
II Valuation and translation adjustments										
1 Net unrealized gain (loss) on investment securities, net of taxes			681			6			865	
Total valuation and translation adjustments			681	0.1		6	0.0		865	0.1
Total net assets			67,975	8.2		75,475	11.2		75,222	9.0
Total liabilities and net assets			830,908	100.0		675,871	100.0		839,414	100.0

[2] Non-Consolidated Interim Statements of Income

Item	Note	Six months ended September 30, 2006 Millions of Yen		%	Six months ended September 30, 2007 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
Ⅰ Operating revenues										
Commissions			13,513			13,125			26,936	
Brokerage commissions		12,234			11,838			24,386		
Underwriting and selling commissions		37			7			58		
Subscription and distribution commissions		2			1			24		
Others		1,240			1,279			2,468		
Net gain (loss) on trading	※1		(77)			2			(73)	
Interest and dividend income			8,188			8,968			16,828	
Total operating revenues			21,625	100.0		22,095	100.0		43,691	100.0
Ⅱ Interest expenses			1,471			1,886			2,984	
Net operating revenues			20,154	93.2		20,209	91.5		40,708	93.2
Ⅲ Selling, general and administrative expenses										
Transaction related expenses		2,674			2,291			5,182		
Employees' compensation and benefits		948			1,123			1,994		
Occupancy and rental		192			228			428		
Data processing and office supplies		4,403			3,542			8,848		
Depreciation	※2	590			555			1,248		
Duties and taxes other than income taxes		149			138			280		
Provision of allowance for doubtful accounts		−			687			−		
Others		137			98			185		
Total selling, general and administrative expenses			9,093	42.1		8,663	39.2		18,163	41.6
Operating income			11,060	51.1		11,546	52.3		22,544	51.6
Ⅳ Non-operating income										
Compensation income for damages		94			6			96		
Dividend income		56			58			63		
Others		4			16			30		
Total non-operating income			153	0.7		80	0.4		189	0.4
Ⅴ Non-operating expenses										
Others		12			9			24		
Total non-operating expenses			12	0.0		9	0.1		24	0.0
Ordinary income			11,202	51.8		11,618	52.6		22,709	52.0

Item	Note	Six months ended September 30, 2006 Millions of Yen		%	Six months ended September 30, 2007 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		–			1,110			332		
Reversal of allowance for doubtful accounts		218			–			200		
Total special profits			218	1.0		1,110	5.0		532	1.2
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		0			0			7		
Provision for statutory reserves		302			178			604		
Devaluation loss on telephone subscription rights		0			–			0		
Others		–			0			51		
Total special losses			303	1.4		178	0.8		662	1.5
Income before income taxes			11,118	51.4		12,550	56.8		22,579	51.7
Income taxes - current		3,914			5,667			8,720		
Income taxes - deferred		625	4,539	21.0	(392)	5,275	23.9	410	9,130	20.9
Net income			6,579	30.4		7,274	32.9		13,449	30.8

[3] Non- Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current term									
Issuance of new shares	75	75	75						150
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						6,579	6,579		6,579
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	75	75	75	—	—	385	385	(0)	534
Balance as of September 30, 2006	11,825	9,673	9,673	159	4,250	41,409	45,818	(22)	67,294

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2006	822	822	67,581
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,579
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(141)	(141)	(141)
Total changes in the current term	(141)	(141)	394
Balance as of September 30, 2006	681	681	67,975

(Six months ended September 30, 2007)

(Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357
Changes in the current term									
Issuance of new shares	14	14	14						27
Dividends from earned surplus						(6,190)	(6,190)		(6,190)
Net income						7,274	7,274		7,274
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	14	14	14	–	–	1,084	1,084	(0)	1,111
Balance as of September 30, 2007	11,936	9,784	9,784	159	4,250	49,363	53,771	(22)	75,468

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of March 31, 2007	865	865	75,222
Changes in the current term			
Issuance of new shares			27
Dividends from earned surplus			(6,190)
Net income			7,274
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(858)	(858)	(858)
Total changes in the current term	(858)	(858)	252
Balance as of September 30, 2007	6	6	75,475

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity								
		Capital surplus		Earned surplus					
					Other earned surplus				
	Common stock	Capital reserve	Total Capital surplus	Earned reserve	Special purpose reserves	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current year									
Issuance of new shares	172	172	172						344
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						13,449	13,449		13,449
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current year	172	172	172	—	—	7,255	7,255	(0)	7,598
Balance as of March 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357

	Valuation and translation adjustments		
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	Total net assets
Balance as of March 31, 2006	822	822	67,581
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,449
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes in the current year	43	43	7,641
Balance as of March 31, 2007	865	865	75,222

Significant Accounting Policies for the Non-Consolidated Interim Financial Statements

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
1 Valuation of Significant Assets	(1) Securities and derivatives classified as trading assets: Securities and derivatives classified as trading assets are carried at fair value. (2) Securities not classified as trading assets: Shares of affiliate companies are stated at cost determined on a moving average method. Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified as trading assets: Same as the left column. (2) Securities not classified as trading assets: Shares of affiliate companies: Same as the left column. Other securities, such as available-for-sale securities, whose fair values: Same as the left column. Other securities not publicly quoted are stated at cost determined on a moving average method. Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest.	(1) Securities and derivatives classified as trading assets: Same as the left column. (2) Securities not classified as trading assets: Shares of affiliate companies: Same as the left column. Other securities, such as available-for-sale securities, whose fair values: Same as the left column. Other securities not publicly quoted: Same as the left column. Investments in investment funds: Same as the left column. Derivatives are carried at fair value.

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
2 Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies the straight-line method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (2) Intangible assets The Straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (Changes in accounting policies) In accordance with revision of the Corporate Tax Law (the Law amending Income Tax Law (Law No.6, March 30, 2007) and the Government Ordinance amending Implementation Ordinance of Corporate Tax Law (Government Ordinance No.83, March 30, 2007)), the Company has changed its depreciation method of tangible fixed assets acquired on or after April 1, 2007 to the method based on the revised Corporate Tax Law. The effect of this change on the non-consolidated interim financial statements is immaterial. (Additional information) The Company has applied new depreciation method for the assets acquired on or before March 31, 2007. Under the new depreciation method, the assets acquired on or before March 31, 2007 are depreciated using the straight-line method for the following five years after the fiscal year when they have been depreciated to their depreciation limits that were defined under the old method. The effect of this change on the non-consolidated interim financial statements is immaterial. (2) Intangible assets Same as the left column.	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column.

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
3 Accrued Assets	Bond issuing cost The entire bond issuing cost is expensed on issuance.	————	————
4 Accounting policies for significant provisions	(1) Allowance for doubtful accounts Allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Products Exchange Law.	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Same as the left column. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."
5 Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.	Same as the left column.

	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
6 Hedge accounting	(1) Hedge accounting method Interest rate swap trades of the Company are eligible for the application of the allowed alternative method for interest rate swaps. The Company accounts for interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedged items) Borrowings and others (3) Hedging policy The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for each individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging Same as the left column. (3) Hedging policy Same as the left column. (4) Judgment for effectiveness of hedging Same as the left column.
7 Other material items	Consumption taxes National and local consumption taxes are separately recorded.	Consumption taxes Same as the left column.	Consumption taxes Same as the left column.

Significant Change in Accounting policies for the non-consolidated interim financial statements

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" from this interim period. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 67,975 million yen. Non-consolidated interim financial statements are presented according to the revision of "Regulations of Non-consolidated Interim Financial Statements".	————	The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5, Dec. 9, 2005) and "Guideline for the Application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8, Dec. 9, 2005)" for this fiscal year. The amount corresponding to the conventional "Shareholders' Equity" in the balance sheet is 75,222 million yen. Non-consolidated financial statements are presented according to the revision of "Regulations of Non-consolidated Financial Statements".

Reclassifications

Six months ended September 30, 2006	Six months ended September 30, 2007
"Compensation income for damages" in non-operating income which had previously been included in "non-operating income", was stated separately from the current fiscal period. The amount of "Income from compensation for damages" for the six months ended September 30, 2006, was 3 million yen. "Dividend income" in non-operating income which had previously been included in "non-operating income", was stated separately in the current fiscal period. The amount of "dividend income" for the six months ended September 30, 2006 was 26 million yen.	―――

Notes to Non-Consolidated Interim Financial Statements

Notes to Non-Consolidated Interim Balance Sheets

<table>
<tr><th>As of September 30, 2006</th><th>As of September 30, 2007</th><th>As of March 31, 2007</th></tr>
<tr>
<td>※ 1 Accumulated depreciation deducted from tangible fixed assets is 369 million yen.

※ 2 Assets collateralized: none of the assets are collateralized.
Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounts to 5,657 million yen are collateralized for the loans from securities finance companies. 33,636 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.

3 Fair value of securities received and deposited is as follows.
(1) Securities deposited
(Millions of yen)
①Securities lent for customers' short position in margin trading: 34,667
② Collateralized securities for loans from securities finance companies: 72,876
③ Securities loaned out in securities loaned vs. cash transactions: 99,865
④Long-term guarantee securities deposited: 4,510
⑤Securities pledged as collateral for short-term guarantee: 4,052</td>
<td>※ 1 Accumulated depreciation deducted from tangible fixed assets is 447 million yen.

※ 2 Assets collateralized: none of the assets are collateralized.
Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounts to 3,565 million yen are collateralized for the loans from securities finance companies. 7,049 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.

3 Fair value of securities received and deposited is as follows.
(1) Securities deposited
(Millions of yen)
①Securities lent for customers' short position in margin trading: 27,229
② Collateralized securities for loans from securities finance companies: 14,316
③ Securities loaned out in securities loaned vs. cash transactions: 51,344
④Long-term guarantee securities deposited: 8,104
⑤Securities pledged as collateral for short-term guarantee: 12,039</td>
<td>※ 1 Accumulated depreciation deducted from tangible fixed assets is 407 million yen.

※ 2 Assets collateralized: none of the assets are collateralized.
Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounts to 2,986 million yen are collateralized for the loans from securities finance companies. 24,699 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.

3 Fair value of securities received and deposited is as follows.
(1) Securities deposited
(Millions of yen)
①Securities lent for customers' short position in margin trading: 35,395
② Collateralized securities for loans from securities finance companies: 46,794
③ Securities loaned out in securities loaned vs. cash transactions: 97,453
④Long-term guarantee securities deposited: 3,991
⑤Securities pledged as collateral for short-term guarantee: 5,694</td>
</tr>
</table>

As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
(2) Securities received (Millions of yen) ①Securities received for customers' long position in margin trading 383,721 ②Securities borrowed from securities finance companies 3,722 ③Securities received in securities borrowed: vs. cash transactions 1,704 ④Guarantee securities received from customers 433,941 ⑤Securities received from customers as collateral for short-term guarantee 1,380 ※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.	(2) Securities received (Millions of yen) ①Securities received for customers' long position in margin trading 273,772 ②Securities borrowed from securities finance companies 1,726 ③Securities received in securities borrowed: vs. cash transactions 434 ④Guarantee securities received from customers 371,944 ⑤Securities received from customers as collateral for short-term guarantee 3,032 ※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law.	(2) Securities received (Millions of yen) ①Securities received for customers' long position in margin trading 395,534 ②Securities borrowed from securities finance companies 3,087 ③Securities received in securities borrowed: vs. cash transactions 1,423 ④Guarantee securities received from customers 434,479 ⑤Securities received from customers as collateral for short-term guarantee 2,594 ※4 The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the Securities Exchange Law.

Notes to Non-consolidated interim statements of income

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
※1 Breakdown of net gain on trading (Millions of Yen) Stocks (81) Bonds and others 4 Total (77) ※2 Depreciation expenses (Millions of Yen) Tangible Fixed Assets 40 Intangible Assets 550	※1 Breakdown of net gain on trading (Millions of Yen) Stocks (2) Bonds and others 4 Total 2 ※2 Depreciation expenses (Millions of Yen) Tangible Fixed Assets 41 Intangible Assets 514	※1 Breakdown of net gain on trading (Millions of Yen) Stocks (82) Bonds and others 9 Total (73) ※2 Depreciation expenses (Millions of Yen) Tangible Fixed Assets 80 Intangible Assets 1,167

Notes to Non-consolidated Interim Statements of Changes in Net Assets

(Six months ended September 30, 2006)

Type and number of shares of treasury stock

(Number of shares)

	Number of shares as of March 31, 2006	Number of shares increased in the six months ended September 30, 2006	Number of shares decreased in the six months ended September 30, 2006	Number of shares as of September 30, 2006
Treasury stock				
Common stock	31,426	205	–	31,631
Total	31,426	205	–	31,631

Note: Increase of treasury stock is a result of the purchase of odd-lot shares.

(Six months ended September 30, 2007)

Type and number of shares of treasury stock

(Number of shares)

	Number of shares as of March 31, 2007	Number of shares increased in the six months ended September 30, 2007	Number of shares decreased in the six months ended September 30, 2007	Number of shares as of September 30, 2007
Treasury stock				
Common stock	31,836	84	–	31,920
Total	31,836	84	–	31,920

Note: Increase of treasury stock is a result of the purchase of odd-lot shares.

(Year ended March 31, 2007)

Type and number of shares of treasury stock

(Number of shares)

	Number of shares as of March 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note: Increase of treasury stock is a result of the purchase of odd-lot shares.

Notes to Lease Transactions

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 0 Total 0 Equivalent of balance at end of period Equipment and instruments 10 Total 10 2 Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year 8 Total 10 3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 0 Depreciation equivalent 0 Interest equivalent 0 4 Calculation method for depreciation equivalent The lease term is regarded as a durable period and the residual value is regarded as zero. 5 Calculation method for interest equivalent The difference between the total amount of future lease payments and the acquisition costs equivalent is regarded as the interest equivalent, which is allocated to each of the fiscal periods using the interest method.	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 2 Total 2 Equivalent of balance at end of period Equipment and instruments 8 Total 8 2 Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year 6 Total 8 3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 1 Depreciation equivalent 1 Interest equivalent 0 4 Calculation method for depreciation equivalent Same as the left column. 5 Calculation method for interest equivalent Same as the left column.	Financing lease transactions other than those where title of the property is transferred to lessee 1 Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period (Millions of Yen) Acquisition cost equivalent Equipment and instruments 10 Total 10 Accumulated depreciation equivalent Equipment and instruments 1 Total 1 Equivalent of balance at end of period Equipment and instruments 9 Total 9 2 Present value of future lease payments (Millions of Yen) Within 1 year 2 Over 1 year 7 Total 9 3 Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 2 Depreciation equivalent 1 Interest equivalent 0 4 Calculation method for depreciation equivalent Same as the left column. 5 Calculation method for interest equivalent Same as the left column.

Notes to Securities held by the Company

Shares of affiliate companies do not have a market price for the six months ended September 30 of 2006 and 2007 and the year ended March 31, 2007.

Per-share information

Per-share information for the Non-Consolidated Company is omitted for the Company disclosed consolidated interim financial statements.

Subsequent events

No relevant items.

(2) Others

No relevant items.

File No. 82-5215

(Summary translation)

Semi-Annual Securities Report Including Interim Financial Statements Under Japanese GAAP For the Six Months Ended September 30, 2007

Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of Kanto Local Finance Bureau

On December 27, 2007

1 Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Six months ended September 30, 2005	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2006	Year ended March 31, 2007
Operating revenues	(Millions of Yen)	22,463	21,625	22,095	57,072	43,691
Net operating revenues	(Millions of Yen)	21,067	20,154	20,209	54,150	40,708
Ordinary income	(Millions of Yen)	14,026	11,207	11,623	37,062	22,720
Net income	(Millions of Yen)	7,839	6,582	7,279	20,650	13,444
Net assets	(Millions of Yen)	54,285	68,042	75,539	67,645	75,281
Total assets	(Millions of Yen)	813,944	830,979	675,939	1,067,210	839,475
Net assets per share	(Yen)	202.57	253.14	280.60	252.17	279.70
Earnings per share	(Yen)	29.31	24.51	27.04	77.11	50.02
Fully diluted earnings per share	(Yen)	26.13	21.90	24.16	68.78	44.73
Equity ratio	(%)	6.7	8.2	11.2	6.3	9.0
Cash flows from operating activities	(Millions of Yen)	10,189	(3,812)	48,836	(30,650)	(30,991)
Cash flows from investing activities	(Millions of Yen)	(983)	(560)	814	(949)	(1,074)
Cash flows from financing activities	(Millions of Yen)	8,852	(11,100)	(64,976)	72,750	5,499
Cash and cash equivalents at end of period	(Millions of Yen)	79,309	86,931	60,512	102,403	75,837
Number of employees [Average temporary staff]		136 [65]	113 [163]	112 [221]	126 [84]	109 [200]

Note:

1. The Company split its stock three-for-one on May 17, 2005.
2. The Company has adopted "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 5) and "Guideline for the application of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Accounting Standard Board of Japan, Statement No. 8) for the six months ended September 30, 2006 and the following fiscal periods.

Part 6 Referential information on the Company

Translation omitted.

2 Information on the Surety of the Company

No relevant items.

File No. 82-5215

(Summary translation)

The 92th Fiscal Year
Interim Business Report
(April 1, 2007 through September 30, 2007)

Matsui Securities Co., Ltd.

1. Per Share Information (Consolidated)

(Yen)

	Year ended Mar. 31, 2003	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007	Six months ended Sep. 30, 2007
Earnings per share	16.94	81.50	140.98	77.11	50.02	27.04
Fully diluted earnings per share	16.66	76.99	125.56	68.78	44.73	24.16
Net assets per share	363.80	439.36	557.20	252.17	279.70	280.60

Note: The Company split its stock in three-for-one on May 17, 2005. The per share data of the year ended Mar. 31, 2006 are calculated under the assumption that the stock split has been carried out at the beginning of the fiscal year ended Mar. 31, 2006.

2. Interview with Michio Matsui (President and Chief Executive Officer)

Translation omitted.

3. Organization (As of October 31, 2007)

Directors:

Michio Matsui	President and Chief Executive Officer
Toshimasa Sekine	Director (General Manager of Corporate Administration Dept. and Director in charge of Compliance)
Ayumi Sato	Director (General Manager of Customer Support Dept.)
Takashi Moribe	Director (General Manager of RTGS Preparatory Office and Director in charge of Business Development Dept.)
Akihiro Ichimura	Director (General Manager of Corporate Services Dept.)
Kunihiko Sato	Director (General Manager of System Dept. and Director in charge of System Management Dept.)
Akira Warita	Director (General Manager of IR Office and Director in charge of Marketing Dept.)
Shinichi Uzawa	Director (General Manager of Dept. of Finance)

Auditors:

Yukihiro Yabuki	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Norio Igarashi	Corporate Auditor
Toshihiro Takagi	Corporate Auditor

Organization Chart:


Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President &CEO
Executive Committee
RTGS Preparatory Office
Corporate Services Dept.
IR Office
Marketing Dept.
Business Development Dept.
System Dept.
System Management Dept.
Customer Support Dept.
Dept. of Finance
Corporate Administration Dept.
Complience Dept.

4. Consolidated Financial Statements

Notice to readers:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Interim Balance Sheets

(Millions of Yen)

Item	September 30, 2006	September 30, 2007	March 31, 2007
(Assets)			
I Current Assets			
Cash and bank deposits	26,931	22,412	16,137
Cash segregated as deposits	262,006	234,012	268,026
Cash in trust	75,000	51,100	75,700
Trading assets:	–	914	1
Trading securities and others	–	36	1
Derivatives	–	878	–
Net receivables arising from pre-settlement date trades	13	0	174
Margin account assets:	433,832	315,981	433,446
Loans receivable from customers	430,208	314,360	430,420
Cash deposited as collateral for securities borrowed from securities finance companies	3,624	1,620	3,026
Receivables on collateralized securities transactions:	1,773	447	1,508
Cash deposited as collateral for securities borrowed	1,773	447	1,508
Receivables from customers and others	61	108	34
Short-term guarantee deposits	16,920	34,760	28,436
Others	7,435	9,204	8,870
Allowance for doubtful accounts	(281)	(379)	(281)
Total current assets	823,689	668,558	832,051
II Fixed assets			
1 Tangible fixed assets	1,083	1,004	1,043
2 Intangible assets	2,944	3,395	2,949
3 Investments and others	3,263	2,981	3,433
Total fixed assets	7,290	7,380	7,424
Total assets	830,979	675,939	839,475

(Millions of Yen)

Item	September 30, 2006	September 30, 2007	March 31, 2007
(Liabilities)			
I Current liabilities			
Trading liabilities:	–	655	–
Trading securities and others	–	10	–
Derivatives	–	645	–
Margin account liabilities:	102,107	38,466	79,476
Loans from securities finance companies	69,549	13,585	47,081
Proceeds of securities sold on customers' account	32,558	24,880	32,396
Payables on collateralized securities transactions:	86,234	42,505	86,038
Cash deposits as collateral for securities loaned	86,234	42,505	86,038
Deposits received	137,337	131,549	146,842
Guarantee money received	174,435	164,161	171,506
Suspense account for undelivered securities	16	32	–
Short-term borrowings	119,915	95,810	157,093
Commercial paper	8,000	–	1,000
Bonds due within one year	10,000	–	–
Accrued income taxes	3,977	5,745	4,917
Accrued bonuses	69	63	82
Others	2,433	2,831	2,284
Total current liabilities	644,523	481,816	649,238
II Long-term liabilities			
Bonds	40,000	40,000	40,000
Convertible bonds	39,800	39,800	39,800
Long-term borrowings	35,310	35,000	31,550
Reserve for retirement bonuses for directors and auditors	206	206	206
Others	0	0	0
Total long-term liabilities	115,316	115,006	111,556
III Statutory reserves			
Reserve for securities transactions	3,098	3,577	3,399
Total statutory reserves	3,098	3,577	3,399
Total liabilities	762,937	600,400	764,194

(Millions of Yen)

Item	September 30, 2006	September 30, 2007	March 31, 2007
(Net assets)			
Ⅰ Shareholders' equity			
Common stock	11,825	11,936	11,922
Capital surplus	9,673	9,784	9,770
Earned surplus	45,885	53,835	52,747
Treasury stock	(22)	(22)	(22)
Total shareholders' equity	67,361	75,532	74,417
Ⅱ Valuation and translation adjustments			
Net unrealized gain (loss) on investment securities, net of taxes	681	6	865
Total valuation and translation adjustments	681	6	865
Total net assets	68,042	75,539	75,281
Total liabilities and net assets	830,979	675,939	839,475

Brief comments on the consolidated interim balance sheets:

Translation omitted.

Consolidated Interim Statements of Income

Item	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
I Operating revenues			
Commissions	13,513	13,125	26,936
Brokerage commissions	12,234	11,838	24,386
Underwriting and selling commissions	37	7	58
Subscription and distribution commissions	2	1	24
Others	1,240	1,279	2,468
Net gain (loss) on trading	(77)	2	(73)
Interest and dividend income	8,188	8,968	16,828
Total operating revenues	21,625	22,095	43,691
II Interest expenses	1,471	1,886	2,984
Net operating revenues	20,154	20,209	40,708
III Selling, general and administrative expenses	9,092	8,662	18,160
Operating income	11,061	11,547	22,547
IV Non-operating income	157	84	196
V Non-operating expenses	12	9	24
Ordinary income	11,207	11,623	22,720
VI Special profits	218	1,110	532
VII Special losses	303	178	677
Income before income taxes	11,123	12,555	22,575
Income taxes - current	3,916	5,668	8,720
Income taxes - deferred	625	(392)	411
Net income	6,582	7,279	13,444

Brief comments on the consolidated interim statements of income:

Translation omitted.

Outlook for the quarterly results of operations:

Translation omitted.

Consolidated Interim Statements of Changes in Net Assets

(Six months ended September 30, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2007	11,922	9,770	52,747	(22)	74,417
Changes in the current term					
Issuance of new shares	14	14			27
Dividends from earned surplus			(6,190)		(6,190)
Net income			7,279		7,279
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current term	14	14	1,089	(0)	1,116
Balance as of Sep. 30, 2007	11,936	9,784	53,835	(22)	75,532

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2007	865	865	75,281
Changes in the current term			
Issuance of new shares			27
Dividends from earned surplus			(6,190)
Net income			7,279
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(858)	(858)	(858)
Total changes of items in the current term	(858)	(858)	257
Balance as of Sep. 30, 2007	6	6	75,539

Dividends

	Interim	Annual
	(Yen)	(Yen)
Six months ended Sep. 30, 2006	0.00	–
Six months ended Sep. 30, 2007	0.00	–
Year ended Mar. 31, 2007	–	23.00

Consolidated Interim Statements of Cash Flows

(Millions of Yen)

Item	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
I Cash flows from operating activities			
Income before income taxes	11,123	12,555	22,575
Depreciation and amortization	593	557	1,252
Net change in allowance for doubtful accounts	(260)	687	(242)
Net change in accrued bonuses	(314)	(18)	(301)
Net change in reserve for securities transactions	302	178	604
Interest and dividend income	(891)	(1,405)	(2,068)
Interest expenses	843	1,287	1,842
Interest income on margin transactions	(7,247)	(7,521)	(14,666)
Interest expenses on margin transactions	529	508	983
Loss on sales and disposals of property and equipment	0	0	22
Devaluation loss on telephone subscription rights	0	–	0
Gain on sales of investment securities	—	(1,110)	(332)
Net change in deposits segregated for customers	59,999	34,014	53,991
Net change in cash in trust	(14,000)	3,000	(15,000)
Net change in trading assets	—	(258)	(1)
Net change in net receivables and payables arising from pre-settlement date trades	692	173	531
Net change in margin assets and liabilities	60,519	76,454	38,274
Net change in receivable on collateralized securities transactions	(27)	1,061	239
Net change in deposits received	(18,136)	(15,293)	(8,631)
Net change in cash collateral for securities loaned	(66,886)	(43,534)	(67,082)
Net change in guarantee deposits received	(21,800)	(7,345)	(24,729)
Net change in short-term guarantee deposits	(3,854)	(6,324)	(15,370)
Others	859	(1,063)	166
Sub total	2,044	46,603	(27,942)
Interest and dividend received	890	1,450	2,043
Interest paid	(788)	(1,284)	(1,768)
Interest on margin transactions received	6,552	7,407	13,511
Interest on margin transactions paid	(512)	(494)	(964)
Income taxes paid	(11,998)	(4,847)	(15,872)
Net cash flows from operating activities	(3,812)	48,836	(30,991)

(Millions of Yen)

Item	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
II Cash flows from investing activities			
Payments for purchases of property and equipment	(15)	(8)	(50)
Proceeds from sales of property and equipment	–	–	22
Payments for purchases of intangible assets	(481)	(359)	(1,398)
Payments for purchases of investment securities	–	–	(10)
Proceeds from sales of investment securities	–	1,177	401
Others	(64)	4	(40)
Net cash flows from investing activities	(560)	814	(1,074)
III Cash flows from financing activities			
Net change in short-term borrowings	(2,000)	(56,500)	33,500
Net change in commercial paper	8,000	(1,000)	1,000
Proceeds from long-term borrowings	1,000	4,000	1,000
Repayments of long-term borrowings	(2,068)	(5,333)	(4,150)
Repayment of corporate bonds	(10,003)	–	(20,007)
Proceeds from issuance of shares on the exercise of new-share purchase rights	147	27	339
Payments for purchase of treasury stock	(0)	(0)	(0)
Dividends paid	(6,176)	(6,170)	(6,183)
Net cash flows from financing activities	(11,100)	(64,976)	5,499
IV Translation difference of cash and cash equivalents	0	0	1
V Net change in cash and cash equivalents	(15,472)	(15,325)	(26,565)
VI Cash and cash equivalents at beginning of period	102,403	75,837	102,403
VII Cash and cash equivalents at end of period	86,931	60,512	75,837

Capital Adequacy Ratio

(Millions of Yen)

		As of Sep 30, 2006	As of Sep. 30, 2007	As of March 31, 2007
Tier I capital	(A)	67,293	75,468	68,167
Tier II capital	Net unrealized gain on investment	681	6	864
	Statutory reserves	3,097	3,577	3,399
	Allowance for doubtful accounts	280	379	281
	Total (B)	4,059	3,963	4,545
Assets to be deducted from equity capital	(C)	6,566	7,731	6,280
Equity capital after deduction	(A) + (B) − (C) (D)	64,786	71,700	66,432
Risk	Market risk	155	11	186
	Counterparty risk	10,257	7,575	10,363
	Basic risk	4,524	4,638	4,793
	Total (E)	14,937	12,225	15,343
Capital adequacy ratio	(D) / (E)	433.7 %	586.4 %	432.9 %

Note: Capital adequacy ratio as of March 31, 2007 is calculated with appropriated retained earnings being deducted from Tier I Capital.

5. Corporate Profile and Company's Shares

- Total number of shares outstanding: 269,231,402 shares
- Number of shareholders: 52,210
- Stock market listed: Tokyo Stock Exchange (First section)
- Accounting auditor: PricewaterhouseCoopers Aarata
- Number of employees: 111
- Distribution of shares

1) Number of shares

Individuals and others	163,487,175	(60.72%)
Financial institutions	17,958,600	(6.67%)
Other domestic institutions	36,198,124	(13.44%)
Foreigners	48,346,358	(17.96%)
Securities companies	3,241,145	(1.20%)
Total	269,231,402	

2) Number of shareholders

Individuals and others	51,655
Financial institutions	46
Other domestic institutions	220
Foreigners	252
Securities companies	37
Total	52,210

- Major shareholders

Chizuko Matsui	69,699,600	(25.89%)
Michio Matsui	31,864,014	(11.84%)
Shokosha Ltd.	24,391,224	(9.06%)
Maruroku Ltd.	10,692,000	(3.97%)
Goldman Sachs International	5,505,800	(2.05%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	4,834,100	(1.80%)
Chase Manhattan Bank GTS Clients Account Escrow	4,497,942	(1.67%)
Michitaro Matsui	4,390,200	(1.63%)
Chiaki Matsui	4,389,900	(1.63%)
Yuma Matsui	4,389,600	(1.63%)

6. Introduction to Netstock Online Trading Services

Translation omitted.

File No. 82-5215

Consolidated and Non-Consolidated Financial Summary under Japanese GAAP
For the Nine Months Ended December 31, 2007

Date: January 25, 2008
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Director, General Manager of Finance Department

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Consolidated financial summary for the nine months ended December 31, 2007

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended December 31, 2007	31,874	(0.8)	29,277	(−0.6)	16,854	(6.5)	16,931	(6.0)
Nine months ended December 31, 2006	31,625	(−18.6)	29,465	(−19.6)	15,825	(−37.4)	15,977	(−36.6)
Year ended March 31, 2007	43,691	−	40,708	−	22,547	−	22,720	−

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Nine months ended December 31, 2007	10,570	(11.9)	39.26	35.09
Nine months ended December 31, 2006	9,445	(−33.4)	35.16	31.43
Year ended March 31, 2007	13,444	−	50.02	44.73

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of December 31, 2007	645,852	78,826	12.2	292.82
As of December 31, 2006	821,248	71,232	8.7	264.68
As of March 31, 2007	839,475	75,281	9.0	279.70

2. Other information

(1) Changes in scope of consolidation : None
(2) Simplified accounting policies : None
(3) Changes in accounting policies : Note

Note: In accordance with revision of the Corporate Tax Law (the Law amending Income Tax Law (Law No.6, March 30, 2007) and the Government Ordinance amending Implementation Ordinance of Corporate Tax Law (Government Ordinance No.83, March 30, 2007)), the Company has changed its depreciation method of tangible fixed assets acquired on or after April 1, 2007 to the method based on the revised Corporate Tax Law. The effect of this change on the consolidated financial statements is immaterial.

(Additional information)

The Company has applied new depreciation method for the assets acquired on or before March 31, 2007. Under the new depreciation method, the assets acquired on or before March 31, 2007 are depreciated using the straight-line method for the following five years after the fiscal year when they have been depreciated to their depreciation limits that were defined under the old method. The effect of this change on the consolidated financial statements is immaterial.

(Reference)

1. Non-consolidated financial summary for the nine months ended December 31, 2007

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Nine months ended December 31, 2007	31,874	(0.8)	29,277	(−0.6)	16,850	(6.5)	16,923	(6.0)
Nine months ended December 31, 2006	31,625	(−18.6)	29,465	(−19.6)	15,823	(−37.4)	15,970	(−36.6)
Year ended March 31, 2007	43,691	−	40,708	−	22,544	−	22,709	−

	Net income		Earnings/share	Fully diluted earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)
Nine months ended December 31, 2007	10,562	(11.9)	39.24	35.06
Nine months ended December 31, 2006	9,440	(−33.4)	35.14	31.41
Year ended March 31, 2007	13,449	−	50.04	44.75

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of December 31, 2007	645,782	78,760	12.2	292.57
As of December 31, 2006	821,177	71,163	8.7	264.42
As of March 31, 2007	839,414	75,222	9.0	279.48

Notice to readers:

The accompanying consolidated and non-consolidated financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

Consolidated Balance Sheets

Item	December 31, 2006	December 31, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Assets)					
I Current assets					
Cash and bank deposits	25,206	15,109			16,137
Cash segregated as deposits	293,006	237,012			268,026
Cash in trust	72,500	49,900			75,700
Trading assets:	—	1,514			1
Trading securities and others	—	—			1
Derivatives	—	1,514			—
Net receivables arising from pre-settlement date trades	7	0			174
Margin account assets:	388,966	291,033			433,446
Loans receivable from customers	383,405	288,551			430,420
Cash deposited as collateral for securities borrowed from securities finance companies	5,561	2,482			3,026
Receivables on collateralized securities transactions:	1,654	828			1,508
Cash deposited as collateral for securities borrowed	1,654	828			1,508
Receivables from customers and others	50	59			34
Short-term guarantee deposits	24,777	34,226			28,436
Others	7,991	9,196			8,870
Allowance for doubtful accounts	(215)	(348)			(281)
Total current assets	813,940	638,530	−175,410	−21.6	832,051
II Fixed assets					
1 Tangible fixed assets	1,087	984	−102	−9.4	1,043
2 Intangible assets	2,878	3,334	456	15.9	2,949
Software	2,853	3,316			2,926
Others	25	18			23
3 Investments and others	3,343	3,003	−340	−10.2	3,433
Investment securities	1,831	353			1,882
Others	2,103	3,837			2,179
Allowance for doubtful accounts	(591)	(1,187)			(628)
Total fixed assets	7,308	7,322	14	0.2	7,424
Total assets	821,248	645,852	−175,397	−21.4	839,475

Item	December 31, 2006	December 31, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Liabilities)					
Ⅰ Current liabilities					
Trading liabilities:	—	934			—
Derivatives	—	934			—
Margin account liabilities:	58,176	36,302			79,476
Loans from securities finance companies	17,275	14,342			47,081
Proceeds of securities sold on customers' account	40,901	21,961			32,396
Payables on collateralized securities transactions:	77,470	36,993			86,038
Cash deposits as collateral for securities loaned	77,470	36,993			86,038
Deposits received	167,779	136,262			146,842
Guarantee money received	176,737	165,793			171,506
Suspense account for undelivered securities	—	0			—
Short-term borrowings	149,915	96,560			157,093
Commercial paper	—	—			1,000
Accrued income taxes	1,975	3,124			4,917
Accrued bonuses	102	94			82
Others	2,567	2,294			2,284
Total current liabilities	634,720	478,356	−156,364	−24.6	649,238
Ⅱ Long-term liabilities					
Bonds	40,000	40,000			40,000
Convertible bonds	39,800	39,800			39,800
Long-term borrowings	32,060	5,000			31,550
Reserve for retirement bonuses for directors and auditors	206	206			206
Others	0	0			0
Total long-term liabilities	112,066	85,006	−27,060	−24.1	111,556
Ⅲ Statutory reserves					
Reserve for securities transactions	3,230	3,663			3,399
Total statutory reserves	3,230	3,663	433	13.4	3,399
Total liabilities	750,017	567,025	−182,991	−24.4	764,194
(Net assets)					
Ⅰ Shareholders' equity					
Common stock	11,917	11,936			11,922
Capital surplus	9,764	9,784			9,770
Earned surplus	48,748	57,126			52,747
Treasury stock	(22)	(22)			(22)
Total shareholders' equity	70,407	78,824	8,416	12.0	74,417
Ⅱ Valuation and translation adjustments					
Net unrealized gain (loss) on investment securities, net of taxes	825	3			865
Total valuation and translation adjustments	825	3	−822	−99.7	865
Total net assets	71,232	78,826	7,595	10.7	75,281
Total liabilities and net assets	821,248	645,852	−175,397	−21.4	839,475

Consolidated Statements of Income

Item	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase/ Decrease		(Reference) Year ended March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
Ⅰ Operating revenues					
Commissions	19,034	19,301			26,936
Net gain (loss) on trading	(75)	6			(73)
Interest and dividend income	12,666	12,567			16,828
Total operating revenues	31,625	31,874	249	0.8	43,691
Ⅱ Interest expenses	2,160	2,597	437	20.2	2,984
Net operating revenues	29,465	29,277	−188	−0.6	40,708
Ⅲ Selling, general and administrative expenses					
Transaction related expenses	3,932	3,496			5,182
Employees' compensation and benefits	1,506	1,668			1,998
Occupancy and rental	292	326			409
Data processing and office supplies	6,612	5,166			8,848
Depreciation	913	818			1,252
Duties and taxes other than income taxes	218	195			284
Provision of allowance for doubtful accounts	—	626			—
Others	167	128			186
Total selling, general and administrative expenses	13,640	12,423	−1,217	−8.9	18,160
Operating income	15,825	16,854	1,029	6.5	22,547
Ⅳ Non-operating income	175	88	−87	−49.9	196
Ⅴ Non-operating expenses	23	10	−12	−54.3	24
Ordinary income	15,977	16,931	954	6.0	22,720
Ⅵ Special profits	500	1,110	610	121.9	532
Ⅶ Special losses	478	264	−214	−44.8	677
Income before income taxes	16,000	17,777	1,777	11.1	22,575
Income taxes - current	5,824	7,441	1,618	27.8	8,720
Income taxes - deferred	731	(234)	−965	—	411
Net income	9,445	10,570	1,124	11.9	13,444

(Reference)

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2007 ('06. 4. 1 - '06. 6.30)	2Q of the year ended Mar. 31, 2007 ('06. 7. 1 - '06. 9.30)	3Q of the year ended Mar. 31, 2007 ('06.10. 1 - '06.12.31)	4Q of the year ended Mar. 31, 2007 ('07.1. 1 - '07.3.31)	Total for the year ended Mar. 31, 2007 ('06. 4. 1 - '07. 3.31)
Operating revenues	11,820	9,805	10,000	12,066	43,691
Commissions	7,524	5,989	5,520	7,902	26,936
Net gain (loss) on trading	(1)	(76)	2	2	(73)
Interest and dividend income	4,297	3,891	4,478	4,162	16,828
Interest expenses	700	771	689	823	2,984
Net operating revenues	11,120	9,033	9,311	11,243	40,708
Selling, general and administrative expenses	4,666	4,426	4,547	4,520	18,160
Transaction related expenses	1,368	1,306	1,258	1,250	5,182
Employees' compensation and benefits	452	499	555	493	1,998
Occupancy and rental	90	93	110	117	409
Data processing and office supplies	2,309	2,094	2,209	2,236	8,848
Depreciation	288	305	321	339	1,252
Duties and taxes other than income taxes	80	72	66	67	284
Provision of allowance for doubtful accounts	—	—	—	—	—
Others	80	58	29	19	186
Operating income	6,454	4,607	4,764	6,722	22,547
Non-operating income and expenses	53	93	7	20	172
Ordinary income	6,507	4,700	4,770	6,742	22,720
Special profits and losses	(117)	33	107	(168)	(145)
Income before income taxes	6,390	4,733	4,877	6,574	22,575
Income taxes-current	1,806	2,110	1,908	2,896	8,720
Income taxes-deferred	780	(155)	106	(320)	411
Net income	3,804	2,778	2,864	3,999	13,444

(Millions of Yen)

Item	1Q of the year ends Mar. 31, 2008 ('07. 4. 1 - '07. 6.30)	2Q of the year ends Mar. 31, 2008 ('07. 7. 1 - '07. 9.30)	3Q of the year ends Mar. 31, 2008 ('07.10. 1 - '07.12.31)	Total for the nine months ended Dec. 31, 2007 ('07. 4. 1 - '0712.31)
Operating revenues	11,235	10,860	9,779	31,874
Commissions	6,626	6,499	6,176	19,301
Net gain (loss) on trading	2	1	4	6
Interest and dividend income	4,607	4,361	3,599	12,567
Interest expenses	919	967	711	2,597
Net operating revenues	10,316	9,893	9,067	29,277
Selling, general and administrative expenses	5,034	3,628	3,761	12,423
Transaction related expenses	1,132	1,159	1,205	3,496
Employees' compensation and benefits	569	556	543	1,668
Occupancy and rental	110	109	107	326
Data processing and office supplies	1,931	1,610	1,624	5,166
Depreciation	292	265	261	818
Duties and taxes other than income taxes	76	65	53	195
Provision of allowance for doubtful accounts	856	(169)	(62)	626
Others	67	32	29	128
Operating income	5,282	6,265	5,306	16,854
Non-operating income and expenses	76	(1)	2	77
Ordinary income	5,359	6,264	5,308	16,931
Special profits and losses	1,023	(91)	(86)	846
Income before income taxes	6,381	6,173	5,222	17,777
Income taxes-current	2,879	2,788	1,774	7,441
Income taxes-deferred	(203)	(188)	158	(234)
Net income	3,705	3,574	3,291	10,570

Non-Consolidated Balance Sheets

Item	December 31, 2006	December 31, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Assets)					
I Current assets					
Cash and bank deposits	25,009	14,874			15,914
Cash segregated as deposits	293,006	237,012			268,026
Cash in trust	72,500	49,900			75,700
Trading assets:	—	1,514			1
Trading securities and others	—	—			1
Derivatives	—	1,514			—
Net receivables arising from pre-settlement date trades	7	0			174
Margin account assets:	388,966	291,033			433,446
Loans receivable from customers	383,405	288,551			430,420
Cash deposited as collateral for securities borrowed from securities finance companies	5,561	2,482			3,026
Receivables on collateralized securities transactions:	1,654	828			1,508
Cash deposited as collateral for securities borrowed	1,654	828			1,508
Receivables from customers and others	50	59			34
Short-term guarantee deposits	24,777	34,226			28,436
Others	7,989	9,195			8,868
Allowance for doubtful accounts	(215)	(348)			(281)
Total current assets	813,743	638,294	−175,449	−21.6	831,825
II Fixed assets					
1 Tangible fixed assets	764	702	−62	−8.1	758
2 Intangible assets	2,878	3,334	456	15.9	2,949
Software	2,853	3,316			2,926
Others	25	18			23
3 Investments and others	3,792	3,452	−340	−9.0	3,882
Investment securities	1,831	353			1,882
Shares of affiliated companies	450	450			450
Others	2,102	3,837			2,178
Allowance for doubtful accounts	(591)	(1,187)			(628)
Total fixed assets	7,434	7,488	55	0.7	7,588
Total assets	821,177	645,782	−175,394	−21.4	839,414

Item	December 31, 2006	December 31, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Liabilities)					
I Current liabilities					
Trading liabilities:	—	934			—
Derivatives	—	934			—
Margin account liabilities:	58,176	36,302			79,476
Loans from securities finance companies	17,275	14,342			47,081
Proceeds of securities sold on customers' account	40,901	21,961			32,396
Payables on collateralized securities transactions:	77,470	36,993			86,038
Cash deposits as collateral for securities loaned	77,470	36,993			86,038
Deposits received	167,779	136,262			146,841
Guarantee money received	176,737	165,793			171,506
Suspense account for undelivered securities	—	0			—
Short-term borrowings	149,915	96,560			157,093
Commercial paper	—	—			1,000
Accrued income taxes	1,974	3,123			4,917
Accrued bonuses	102	93			82
Others	2,566	2,293			2,283
Total current liabilities	634,717	478,353	−156,364	−24.6	649,236
II Long-term liabilities					
Bonds	40,000	40,000			40,000
Convertible bonds	39,800	39,800			39,800
Long-term borrowings	32,060	5,000			31,550
Reserve for retirement bonuses for directors and auditors	206	206			206
Total long-term liabilities	112,066	85,006	−27,060	−24.1	111,556
III Statutory reserves					
Reserve for securities transactions	3,230	3,663			3,399
Total statutory reserves	3,230	3,663	433	13.4	3,399
Total liabilities	750,014	567,022	−182,991	−24.4	764,192

Item	December 31, 2006	December 31, 2007	Increase/ Decrease		(Reference) March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
(Net assets)					
I Shareholders' equity					
1 Common stock	11,917	11,936	19	0.2	11,922
2 Capital surplus					
(1) Additional paid-in capital	9,764	9,784			9,770
Total capital surplus	9,764	9,784	19	0.2	9,770
3 Earned surplus					
(1) Earned surplus reserves	159	159			159
(2) Other earned surplus					
Special purpose reserves	4,250	4,250			4,250
Earned surplus carried forward	44,271	52,651			48,279
Total earned surplus	48,679	57,060	8,380	17.2	52,688
4 Treasury stock	(22)	(22)	−0	—	(22)
Total shareholders' equity	70,338	78,757	8,419	12.0	74,357
II Valuation and translation adjustments					
1 Net unrealized gain (loss) on investment securities, net of taxes	825	3			865
Total valuation and translation adjustments	825	3	−822	−99.7	865
Total net assets	71,163	78,760	7,597	10.7	75,222
Total liabilities and net assets	821,177	645,782	−175,394	−21.4	839,414

Non-Consolidated Statements of Income

Item	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase/ Decrease		(Reference) Year ended March 31, 2007
	Millions of Yen	Millions of Yen	Millions of Yen	%	Millions of Yen
Ⅰ Operating revenues					
Commissions	19,034	19,301			26,936
Net gain (loss) on trading	(75)	6			(73)
Interest and dividend income	12,666	12,567			16,828
Total operating revenues	31,625	31,874	249	0.8	43,691
Ⅱ Interest expenses	2,160	2,597	437	20.2	2,984
Net operating revenues	29,465	29,277	−188	−0.6	40,708
Ⅲ Selling, general and administrative expenses					
Transaction related expenses	3,932	3,496			5,182
Employees' compensation and benefits	1,502	1,665			1,994
Occupancy and rental	306	340			428
Data processing and office supplies	6,612	5,166			8,848
Depreciation	910	815			1,248
Duties and taxes other than income taxes	214	191			280
Provision of allowance for doubtful accounts	—	626			—
Others	166	127			185
Total selling, general and administrative expenses	13,642	12,426	−1,215	−8.9	18,163
Operating income	15,823	16,850	1,027	6.5	22,544
Ⅳ Non-operating income	170	83	−87	−51.3	189
Ⅴ Non-operating expenses	23	10	−12	−54.3	24
Ordinary income	15,970	16,923	953	6.0	22,709
Ⅵ Special profits	500	1,110	610	121.9	532
Ⅶ Special losses	478	264	−214	−44.8	662
Income before income taxes	15,992	17,769	1,776	11.1	22,579
Income taxes - current	5,821	7,440	1,619	27.8	8,720
Income taxes - deferred	731	(234)	−964	—	410
Net income	9,440	10,562	1,122	11.9	13,449

File No. 82-5215

January 25, 2008

Matsui Securities Co., Ltd.
Michio MATSUI: CEO, the representative Director
Contact: Akira WARITA: Director, in charge of Marketing

Announcement on the Change of Dividend Policy and Dividend Payment Plan for the Year ends March 2008

The Board of Directors of Matsui Securities Co. Ltd ("The Company" hereafter) has resolved on the change of dividend policy and dividend payment plan for the year ends March 2008 at the meeting held on January 25, 2008 as follows.

1. The Change of Dividend Policy

The Company regards its dividend policy to be one of its most significant managerial agendas. Since initial public offering, the dividend policy of the Company has been to distribute 30% of non-consolidated net income to its shareholders considering various factors, ranging from the level of equity to provide margin-trading services to its customers, to the circumstances to conduct investments strategically.

The Company has changed its policy to distribute 30% or more of consolidated net income to its shareholders as dividends to reinforce middle- and long-term relationship.

2. Dividend Payment Plan

The Company will celebrate its 90th anniversary on May 2008. The Company will submit to the general shareholders meeting to be held after the end of this fiscal year a plan to distribute dividend of 35 yen per share including conventional portion of 20 yen and commemorative dividend of 15 yen.

END